Exhibit 99.4

Risk Factors

Capitalized terms used but not defined in this document shall have the meaning ascribed to them in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Risks Related to Our Business and Industry

We may not achieve the intended benefits of our reorganization.

We have substantially completed the implementation of a new organizational and governance structure with six major business groups and various other businesses, or the Reorganization. We believe our new organizational and governance structure places more focus on our core businesses, infuses more agility into our decision-making process and further unlocks value for our shareholders. However, whether our new structure will in fact yield the expected strategic benefits are subject to uncertainties and various factors, many of which may be out of our control, including without limitations, successful restructuring of assets, liabilities and contracts and implementation of equity incentive plans. We cannot assure you that the expected benefits of our Reorganization will be reflected in the price of our securities. Moreover, our Reorganization could have a material adverse effect on our business, financial condition, results of operations and prospects. We are dedicating significant time, resources and efforts into establishing the new organizational and governance structure and may incur substantial costs as a result. These efforts may divert our management’s attention away from our day-to-day operations and may be disruptive to our business. As our businesses operate more independently, the network effect, synergies and economic of scale among our businesses may also be negatively affected.

Maintaining the trusted status of our ecosystem is critical to our success and growth, and any failure to do so could severely damage our reputation and brand, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We have established a strong brand name and reputation for our ecosystem. Any loss of trust in our ecosystem or platforms could harm our reputation and the value of our brand, and could result in consumers, merchants, brands, retailers and other participants reducing their levels of activity in our ecosystem, which could materially reduce our revenue and profitability. Our ability to maintain trust in our ecosystem and platforms is based in large part upon:

•	our success in developing and leveraging cutting-edge technology to serve our consumers, users and customers;

•	our ability to attract and retain consumers with superior user experience and the quality, safety, value and functionality of products, services and content available through our ecosystem;

•	our ability to deliver value to brands, merchants and enterprises and empower them to thrive on our platforms;

•	the reliability, stability and integrity of our company, platforms, systems and services, as well as of the merchants, software developers, logistics providers, service providers and other participants in our ecosystem;

•	the safety, security and integrity of the data on our systems, and those of other participants in our ecosystem;

•	the manner in which we and other participants in our ecosystem collect, process, store and utilize user data, and changes in the related regulations and user expectations;

•	the effectiveness and fairness of rules governing our marketplaces, various platforms and overall ecosystem;

•	the strength of our measures to protect consumers and intellectual property rights owners; and

•	our ability to provide reliable and trusted services, such as the payment and escrow services operated by us or through our arrangements with Alipay or other partners.

As our businesses operate more independently, failure by any of our businesses to establish and maintain its own trusted brand could also harm the value of our brand name and reputation of our ecosystem.

We may not be able to maintain or grow our business.

Our ability to continue to grow in the future depends on a number of factors, including the number and engagement of consumers on our platforms, the value that our businesses are able to offer to our customers and our data and technology capabilities and infrastructure. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Our Ability to Create Value for Our Users and Generate Revenue” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Our growth is also affected by competition and other factors that may not be within our control, including the macroeconomic environment, inflation, deflation, disruptions to the economy and business operations from pandemics, natural disasters, armed conflicts or other events, as well as the geopolitical landscape and government policies. Furthermore, due to the size and scale we have achieved, our businesses may not continue to grow as quickly or at all.

We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may increase our costs and present new and difficult technological, operational and regulatory challenges. We may encounter difficulties or setbacks in the execution of various growth strategies and our growth strategies may not generate the returns we expect within the timeframe we anticipate, or at all. For example, we are making significant investments in artificial intelligence (AI) technologies, including generative AI, to further improve shopping experience for our consumers, enable our merchants to improve efficiency, enhance our cloud service offerings and improve our own operating efficiencies, among other things. The development and use of AI technologies are complex and involve significant costs and risks. There can be no assurance that our investments in and usage of AI will achieve the benefits we anticipated. AI systems may have limitations, including biases and errors, and there are also risks of system failures and disruptions and risks relating to cybersecurity, privacy, intellectual property and ethics that could result in losses, disputes or litigations. Furthermore, the legal regulatory regime relating to AI is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of AI in certain circumstances or result in regulatory investigations, fines and penalties.

Growing our existing and new businesses also involves risks and challenges that may materially and adversely affect our business and financial condition. For example, our direct sales and local consumer services businesses face risks relating to product quality assurance, inventory procurement and management, such as failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, relationships with suppliers, accounts receivable and related potential impairment charges, potential labor disputes, worker safety, minimum wage and social insurance requirements, including offering minimum wage and providing social insurance for delivery workers. Since 2023, our AIDC Group has launched new consignment models where our platform is involved in price setting, marketing, payment, logistics, customer support and returns for products provided by the merchants. This model could be subject to increased scrutiny by regulators on pricing and other practices, and regulators may view our platform as jointly liable with the merchants if the products provided by the merchants on our platforms fail to meet regulatory requirements or otherwise infringe upon consumers’ legitimate rights. Moreover, this new model may not be well received by our merchants and may lead to loss of merchants on our platforms, which could adversely affect our business and results of operations. Our cloud business also faces technology challenges and challenges related to supply of advanced chips, data center capacity, data protection and privacy, cybersecurity and systems security, service disruptions, delays, failures or other service quality issues which may significantly harm our ability to upgrade our technological capability and attract and retain customers, and materially and adversely affect our growth prospects and results of operations.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

Our businesses face increasingly intense competition in different industries, principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers, logistics service providers and digital media and entertainment providers, some of which may also be our customers, service providers or business partners. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources in order to remain competitive or to give up business opportunities to maintain our profitability, and ultimately may reduce our market share and negatively impact the revenue and profitability of our business. See also “Item 4. Information on the Company — B. Business Overview — Competition” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Our ability to compete depends on a number of other factors as well, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their experience, client relationships or resources, including those gained through collaborative relationships with us, in ways that could affect our competitive position, including by making acquisitions, continuing to invest heavily in research and development and in talent, introducing innovative business models or technologies, and launching highly engaging content, products or services to attract a large user base, increase user engagement, monetize traffic and achieve rapid growth, which may make it more challenging for us to acquire, retain and engage consumers, users and customers and materially and adversely affect our business expansion and results of operations.

In addition, if international players gain greater access to the China market, certain of our businesses, such as our e-commerce business, cloud business and digital media and entertainment business, could be subject to greater competition and pricing pressure, which could reduce our margins or otherwise negatively affect our results of operations. For example, starting from April 2024, international cloud service providers are able to apply for IDC in China, which may introduce greater competition in the cloud industry in China. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. Moreover, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets, as well as potential geopolitical tensions, regulatory challenges and protectionist policies that may support domestic players in those markets. See “— We face challenges in expanding our international and cross-border businesses and operations.”

If we are not able to compete effectively, the level of economic activity and user engagement in our ecosystem may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition and results of operations, as well as our reputation and brand.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

Our industries are characterized by rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content, including user-generated content, and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations, including in personalized search and recommendation, online shopping and marketing, communications, social networking, cloud computing, AI, entertainment, logistics and other services. As a result, we continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our businesses and operations, as well as to explore new growth strategies and introduce new high-quality products and services.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as generative AI which has recently attracted prominent attention. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments in a timely manner could have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Sustained investment in our businesses and our focus on long-term performance and maintaining the health of our ecosystem may negatively affect our margins and our net income.

We focus on the long-term interests of the participants in our ecosystem. Our businesses may continue to increase spending and investments, including investing in organic development and incubating new businesses, enhancing consumer experience and user engagement, supporting merchants and acquiring and retaining users, entering into new markets, as well as enhancing our technology, logistics, supply chain and other long-term capabilities. Although we believe these investments are crucial to our success and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods. Certain of our businesses may have negative margins or margins that are lower than what our China commerce retail business has enjoyed in the past. For example, certain of our businesses, including direct sales, international commerce, Cainiao, local consumer services and digital media and entertainment, have incurred, and may continue to incur, losses. There can be no assurance that these investments will be able to generate the growth, monetization enhancement or profitability that we expect. Many of our businesses that are currently loss making may not turn profitable at our expected timing or at our expected scale, or at all.

We may not be able to maintain and improve the network effects of our ecosystem, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem that creates strong network effects among consumers, merchants, brands, retailers and other participants is critical to our success. The extent to which we are able to maintain and strengthen these network effects depends on our ability to:

•	offer secure and open platforms for all participants and balance the interests of these participants;

•	provide a wide range of high-quality product, service and content offerings to consumers;

•	attract and retain a wide range of consumers, merchants, brands and retailers;

•	provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;

•	arrange secure and trusted payment settlement and escrow services;

•	comply with legal requirements and address user concerns with respect to data security and privacy;

•	improve our logistics data platform and coordinate fulfillment and delivery services with logistics service providers;

•	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other ecosystem participants;

•	maintain the quality of our customer service and user experience; and

•	continue adapting to the changing demands of the market.

In addition, changes we make to our current operations to enhance and improve our ecosystem or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands, retailers and other participants may spend less time, mind share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

As our businesses operate more independently, including making independent business decisions regarding customers and service providers, the network effect of our ecosystem may be adversely affected.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

Our businesses have become increasingly complex as the scale, diversity and geographic coverage of our businesses and our workforce continue to expand through both organic growth and acquisitions. The complexity and scale of our operations places a significant strain on our management, operational and financial resources. Our Reorganization may also pose new risks and challenges, requiring us to effectively allocate resources among our various businesses and oversee the operations of our various businesses, including in the areas of capital management, compliance and risk management. Moreover, the current and planned staffing, systems, policies, procedures and controls of our businesses may not be adequate to support their future operations. To effectively manage continuing expansion and growth of their operations and workforce, our businesses will need to continue to improve their personnel management, transaction processing, operational and financial systems, policies, procedures and controls, particularly as our businesses operate more independently. These efforts will require significant managerial, financial and human resources. If we are not able to effectively oversee our businesses or if any of our businesses fails to manage its expansion and growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to maintain our culture, which has been a key to our success.

Since our founding, our culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our culture has helped us serve the long-term interests of our customers, attract, retain and motivate employees and create value for our shareholders. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, promote and retain people who share our culture, mission, vision and values in leadership positions;

•	retirements and departures of founders, executives and members of the Alibaba Partnership, and failure to execute an effective management succession plan;

•	challenges of effectively incentivizing and motivating employees, including members of senior management, and in particular those who have gained a substantial amount of personal wealth related to share-based awards;

•	the increasing size, complexity, geographic coverage and cultural diversity of our businesses and workforce;

•	challenges in managing an expansive, diverse and changing workforce, in providing effective training to this workforce, and in promoting a culture of compliance with laws and regulations and preventing misconduct among our employees and participants in our ecosystem;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the pressure from the public markets to focus on short-term results instead of long-term value creation; and

•	the increasing need to develop expertise in new growth areas, such as AI-driven technology and global e-commerce.

If we are not able to maintain our culture or if our culture fails to deliver the long-term results we expect to achieve, our reputation, business, financial condition, results of operations and prospects could be materially and adversely affected. As our businesses operate more independently, if they are not able to develop and sustain their independent and cohesive culture, their ability to recruit talents, their business operations and financial performance could be negatively affected.

Our business operations and financial position may be materially and adversely affected by economic conditions in China and globally.

Our revenue and net income are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including geopolitical tension and conflicts, fiscal and monetary policies, inflation and deflation risks, instability in the financial system, armed conflicts, energy crisis and pandemics and other natural disasters. An economic disruption or downturn or a decrease in economic growth, whether actual or perceived, or an otherwise uncertain economic outlook in any market in which we operate could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

Moreover, there have been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. See “— Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that have negatively affected our international commerce business and Cainiao’s international logistics business, negatively impacting the number of orders and revenue of AliExpress and Cainiao and increasing the operating costs of Cainiao. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy, which increases logistics costs and negatively affects our business operations, such as Cainiao.

In addition, because we hold a significant amount of cash and cash equivalents, short-term investments and other treasury investments, if financial institutions and issuers of financial instruments that we hold become insolvent or sanctioned or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, and in the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership, followed by the Federal Deposit Insurance Corporation’s announcement of the closing of First Republic Bank in May 2023. The failure of these banks resulted in an insignificant amount of asset impairment on our balance sheet for fiscal year 2023.

Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. For example, in September 2024, the United States implemented tariff increases on certain goods and technologies imported from China, including electric vehicles, chips, battery technologies, solar panels, certain medical equipment and other goods. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security has announced that it is developing the ICTS Class Rule: Cloud Computing and Data Center Products and Services notice of proposed rulemaking to place controls on cloud computing products and services and data center products and services provided by China-based companies in the U.S. market, which could limit or restrict our Cloud Intelligence Group’s access to the U.S. market. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border businesses, our financial condition and results of operations.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, the Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them. In November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to include Chinese defense and surveillance technology companies. In April 2023, certain U.S. senators also called for the imposition of sanctions on Chinese cloud companies, including Alibaba Cloud. In October 2024, the U.S. Treasury Department issued the Provisions Pertaining to U.S. Investments in Certain National Security Technologies and Products in Countries of Concern, which will become effective on January 2, 2025 and place restrictions on U.S. persons investing in Chinese companies operating in certain technology sectors that would be deemed critical to U.S. national security. Because this law is relatively new, it is uncertain as to how this law will affect our investments and business operations. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future. See also “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.”

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing, trade and a wide range of industries that rely on trade, including logistics, retail sales and other businesses and services, which could adversely affect our business operations and financial results.

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council of the PRC. There exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business, results of operations or the trading prices of our ADSs, Shares and/or other securities.

Changes in national trade laws and policies and barriers to trade by the United States, China or other countries where Alibaba’s businesses operate could negatively affect, for example, the cross-border business on AliExpress and Alibaba.com, as well as Tmall and Tmall Global. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our ecosystem and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs, Shares and/or other securities. Changes in national investment laws and policies and barriers to cross-border investment, such as any restrictions imposed by the United States or other countries on capital flows into China or China-based companies, may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs, Shares and/or other securities may suffer as a result.

Export control, economic or trade sanctions and a heightened trend towards trade and technology “de-coupling” and “de-risking” could negatively affect our business operations and subject us to regulatory investigations, fines, penalties or other actions and reputational harm, which could materially and adversely affect our competitiveness and business operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the U.S. government and other governments have increasingly threatened and/or imposed export control, economic, trade and other sanctions, trade embargoes, investment prohibitions or restriction and other heightened regulatory requirements on a number of China-based companies through various entity or sanction lists or other manners for a number of reasons, such as engagement or involvement in sale, transfer or development of cutting-edge or emerging technologies, “dual-use” commercial technologies, advanced computing chips or in other activities that could be used for surveillance, military or adversarial purposes or otherwise harm or threaten such jurisdictions’ national security or interests. It is possible that the United States or other jurisdictions may further impose, or threaten to impose similar or heightened measures against more China-based companies including us for similar or other reasons.

These regulatory measures and requirements could (1) prohibit or restrict firms from selling, exporting, re-exporting or transferring certain technology, components, software and other items to China-based companies, (2) prohibit or restrict persons from entering into transactions with China-based companies, or (3) prohibit or restrict China-based companies from acquiring advanced computing chips, accessing, transferring or storing data, providing services in or operating in the sanctioning jurisdiction, or (4) prohibit purchases and sale of securities of Chinese firms, among other prohibitions or restrictions. For example, in October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security released a broad set of export control measures with respect to China, including new regulations restricting the export to China of advanced computing chips, advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, the U.S. Department of Commerce’s Bureau of Industry and Security released additional rules that became effective in November 2023, expanding and strengthening export control measures to further restrict China’s access to advanced computing chips and semiconductor manufacturing equipment. Japan and the Netherlands issued similar regulations restricting the export of advanced chip-manufacturing equipment, which further curbed China’s and China-based companies’ access to chip technologies. In September 2024, the U.S. House of Representatives passed the Remote Access Security Act, which, if enacted into law, would further restrict China-based companies’ access to computing resources of service providers powered by advanced U.S. chips. The United States and other countries may impose other and more expansive restrictions on the supply of chips, computing power or other technologies or services to China and China-based companies, including us, in the future. Any restrictions on the supply of chips, computing power or other technologies or services that may apply to us could materially and adversely affect Cloud Intelligence Group’s ability to offer products and services based on advanced computing chips and computing power, perform under existing contracts and expand its business. Such restrictions also affect our businesses more generally by limiting our ability to upgrade our products and services, technological capabilities and to maintain our competitive edge, thereby negatively affecting our results of operations, financial condition and growth potential. On the other hand, in May 2023, the Cyberspace Administration of China stated that certain U.S. memory chip manufacturer posed national security risks and banned the use of its products from key infrastructure projects in China.

In addition, Chinese companies, if targeted under U.S. economic sanctions, may lose access to the U.S. markets and the U.S. financial system, including the ability to use U.S. dollars to conduct transactions, settle payments or to maintain correspondent accounts with U.S. financial institutions. U.S. entities and individuals may not be permitted to do business with sanctioned companies and persons, and international banks and other companies may as a matter of law and/or policy decide not to engage in transactions with such companies. Moreover, certain reports have suggested that the U.S. government may use its influence to block Chinese financial institutions from using the SWIFT network that enables financial institutions to send and receive information about financial transactions, which may in turn adversely affect the ability of Chinese companies to access international payment, clearance and settlement networks.

These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, whether directed against us, our affiliates, including Ant Group, or our business partners, may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations, and thereby negatively affecting our ability to offer products and services (including those based on advanced computing chips and AI technologies) as well as our ability to continue to enhance our technological capabilities. As a result of heightened restrictions, we and our technology partners may be forced to develop equivalent technologies or components, or obtain equivalent technologies or components from sources outside the United States. We and they may not be able to do so in a timely manner and on commercially favorable or acceptable terms, or at all. These restrictions, sanctions, or other prohibitions could negatively affect our and our technology partners’ abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the United States, Europe or other countries, which could significantly harm our competitiveness, as well as increase our compliance costs and risks. These restrictions, sanctions, or other prohibitions could also require us to divest certain of our businesses and assets and restrict our ability to operate in the United States or other jurisdictions. For example, U.S. entities and individuals with whom we have existing contractual or other relationships may be prohibited from continuing to do business with us, including performing their obligations under agreements involving our supply chain, logistics, software development, cloud services and other products and services.

In December 2023, the MOFCOM and the Ministry of Science and Technology of the PRC published the amended Catalogue for Prohibited and Restricted Export Technologies, which stipulates that certain technologies, including technologies related to personalized information push services based on data analysis, are restricted from export outside the PRC without approval. Some of our technologies could fall within the scope of technologies subject to such export restriction. In addition, according to the PRC Export Control Law which came into effect in December 2020, we, our affiliates and business partners may also be required to obtain licenses, permits and governmental approvals to export certain goods, technologies and services. Moreover, according to the Regulations on Export Control of Dual-Use Items, which will become effective on December 1, 2024, we, our affiliates and business partners will be required to obtain licenses to export certain goods, technologies and services, and some of our affiliates may also need to report suspicious violations related to dual-use item exports when providing third-party services. These and additional regulatory restrictions and requirements that may become effective from time to time may increase our compliance burden and affect our ability and efficiency in expanding to international markets.

Our business and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities may be materially and negatively affected by current or future export control or economic and trade sanctions or developments. Export control and economic sanctions laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. The high level of uncertainty relating to potential actions, such as export control measures, sanctions, investment prohibitions and others, and their timing and scope, as well as market rumors or speculation on such potential actions, could also negatively and materially affect the trading prices of our ADSs, Shares and/or other securities.

Furthermore, if we, any of our expanding network of investee companies, global business partners, joint venture partners or other parties that have collaborative relationships with us or our affiliates, including Ant Group, were to become subject to sanctions or export control restrictions, this might result in significant negative publicity, governmental investigations and reputational harm, as well as losses from impairments or write-offs. Some of such companies, partners and other parties, including some of our investee companies and joint venture partners, have become subject to sanctions or export control restrictions. For example, in connection with the Russia-Ukraine conflict, certain Russian shareholders of our AliExpress Russia joint venture (in which we are a minority shareholder) have become subject to varying degrees of sanctions. There is no assurance that the scope of sanctions will not expand to include AliExpress Russia or us.

Media reports on alleged violation of export control or economic and trade sanctions laws, or on uses of the technologies, systems or innovations that we develop, such as biometrics data analysis and artificial intelligence, for purposes which could be perceived as inappropriate or controversial, by us, our clients, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions laws and rules, even in situations where the potential amount or fine involved may be relatively small, and even in these instances where we would be cleared of any wrongdoing, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs, Shares and/or other securities to decline significantly, and materially reduce the value of your investment in our ADSs, Shares and/or other securities.

We may suffer reputational harm or incur liabilities and the trading prices of our ADSs, Shares and/or other securities may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons.

The U.S. government imposes broad economic and trade restrictions on dealings with certain countries and regions, including the Crimea, certain regions affected by the Russia-Ukraine conflict, Cuba, Iran, North Korea and Syria, or the Sanctioned Countries, and numerous individuals and entities, including those designated as having engaged in activities relating to terrorism, drug trafficking, cybercrime, the rough diamond trade, proliferation of weapons of mass destruction or human rights violations, or the Sanctioned Persons. The U.S. government’s economic sanctions programs evolve or threaten to change frequently, including with respect to the Sanctioned Countries and other countries, such as Russia and Venezuela, and there are risks of further enhanced economic sanctions concerning these countries, among others. It is not, however, possible to predict with a reasonable degree of certainty how the regulatory environment concerning U.S. economic sanctions may develop. The United Nations, the EU, the UK, and other countries also impose economic and trade restrictions, including on certain Sanctioned Countries and Sanctioned Persons. The Russia-Ukraine conflict has resulted in additional sanctions imposed on Russia by the U.S., the EU, the UK, and other countries.

As a Cayman Islands company with the substantial majority of our subsidiaries and operations outside of the U.S., the UK and the EU, we are generally not required to comply with U.S., UK, and EU sanctions to the same extent as U.S., UK or EU entities. However, for companies like us, our U.S., UK, and EU subsidiaries, employees who are U.S. persons or UK or EU nationals, activities in the U.S., the UK, or the EU, activities involving U.S.-origin goods, technology or services, and certain conduct or dealings, among other activities, are subject to applicable sanctions requirements. We do not have employees or operations in any of the Sanctioned Countries, and, although our retail and wholesale marketplaces are open and available worldwide, we do not actively solicit business from the Sanctioned Countries or Sanctioned Persons. For instance, in the case of AliExpress, Taobao and Tmall, an insignificant percentage of orders have been placed by consumers from the Sanctioned Countries, with a negligible amount of aggregate GMV in the fiscal year ended March 31, 2024 through transactions conducted voluntarily among merchants and consumers on these marketplaces. As all transaction fees on AliExpress, Taobao and Tmall are paid by merchants, primarily based in China, we do not earn any fees or commission from consumers in Sanctioned Countries in respect of transactions conducted on these platforms.

We have established a compliance program that aims to ensure our compliance with these economic and trade restrictions, as well as export control regimes. However, these laws and regulations are complex and subject to frequent change, including with respect to jurisdictional reach and the lists of countries, entities, individuals and technologies subject to sanctions and other regulatory controls. For example, the U.S. Uyghur Forced Labor Prevention Act, or the UFLP Act prohibits from importation into the United States any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in Xinjiang, or by certain entities within Xinjiang. We may incur significant costs related to current, new or changing sanctions, embargoes, export controls programs or other restrictions and disclosure requirements, as well as negative publicity, investigations, fines, fees or settlements, which may be difficult to predict. In addition, if our compliance program is determined to have failed to detect and halt any business dealings that are prohibited under economic or trade sanctions or export control regimes, we could be subject to civil or criminal penalties and negatively affect our reputation, business, results of operations and financial condition, which may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities. We also could face increased compliance costs and risks as we expand our e-commerce, cloud and other businesses globally and into additional businesses.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on our marketplaces or in connection with other business we operate that may involve users based in the Sanctioned Countries or Sanctioned Persons, certain investors may not wish to invest or may divest their investment in us, certain financial institutions may not wish to lend, extend credit or offer ordinary banking services to us, or seek early repayment of loans made to us, and certain financial institutions and other businesses with which we partner or may partner may seek to avoid business relationships with us. These divestment initiatives and terminations of business services may negatively impact our reputation, business and results of operations, and may materially and adversely affect the trading prices of our ADSs, Shares and/or other securities.

We face challenges in expanding our international and cross-border businesses and operations.

We face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions. The expansion of our international and cross-border businesses will also expose us to risks and challenges inherent in operating businesses globally, including:

•	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China, including technology and logistics infrastructure;

•	challenges of maintaining efficient and consolidated internal systems, including IT infrastructure, and of achieving customization and integration of these systems with the other parts of our ecosystem;

•	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

•	failure to understand cultural differences, local consumer behaviors and preferences and local business practices;

•	protectionist or national security policies that restrict our ability to:

•	invest in or acquire businesses or companies;

•	develop, import or export certain technologies, such as the United States’ national AI initiative;

•	utilize technologies that are deemed by local governmental regulators to pose a threat to their national security; or

•	obtain or maintain the necessary licenses and authorizations to operate our businesses;

•	the need for increased resources to manage regulatory compliance across our international businesses;

•	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•	compliance with local laws and regulations, including those relating to e-commerce marketplaces and platforms, digital services, privacy and data security, such as the Digital Markets Act, the Digital Services Act, the General Data Protection Regulation and the General Product Safety Regulation of the EU, consumer and labor protection, and environmental regulations, and increased compliance costs across different legal systems;

•	changes in applicable cross-border e-commerce tax laws, such as the EU’s removal of value-added tax exemption for cross-border parcels valued below €22 and similar laws in the U.S. and Brazil, which could negatively affect transactions conducted through our international and cross-border platforms, increase our compliance costs and subject us to additional risks;

•	heightened restrictions and barriers on the transfer of data across different jurisdictions;

•	differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions, including significant delays in or even suspensions of customs clearance, which may be applicable to transactions conducted through our international and cross-border platforms, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

•	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;

•	exchange rate fluctuations, which may have a material adverse effect on cross-border commerce businesses and businesses in the affected countries or regions; and

•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism, such as the Russia-Ukraine conflict and the Israel-Hamas conflict.

We are regularly subject to, and have been fined following, regulatory investigations in overseas jurisdictions. For example, in May 2024, the European Commission issued a formal request for information in connection with its formal proceeding against AliExpress to assess whether AliExpress may have breached the Digital Services Act. The more stringent obligations and the proceedings under the Digital Services Act create additional operational requirements with increased compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. Our AliExpress platform also faces regulatory investigations in data security, personal information protection, consumer protection, fair competition and other areas in South Korea, and was fined in July 2024 by the Personal Information Protection Commission of South Korea for violation of the Personal Information Protection Act of South Korea. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

We face risks relating to our acquisitions, investments and alliances.

We have acquired and invested in a large number and a diverse range of businesses, including those in different countries and regions, technologies, services and products in recent years. We have also made investments of varying sizes in joint ventures. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions and risks of failure to close. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Recent Investment, Acquisition and Strategic Alliance Activities” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. As we continue to invest in our ecosystem, we expect to continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of businesses, technologies, services, products, real properties and other assets, as well as strategic investments, joint ventures and alliances. At any given time we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

•	difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;

•	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;

•	departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;

•	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;

•	additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements (such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, and review of investments and acquisitions of large Internet platforms under certain policies), the risk that acquisitions or investments may fail to close, due to political and regulatory challenges, as well as related compliance and publicity risks;

•	actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;

•	difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;

•	difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;

•	negative impact on our cash and credit profile from loans to or guarantees for the benefit of investees;

•	losses arising from actual or planned disposal of investments or de-consolidation of businesses; and

•	actual or potential impairment charges or write-offs of investments in equity method investees, intangible assets (including intellectual property we acquire) or real properties, and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value. See “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates — Critical Accounting Policies and Estimates — Impairment Assessment on Investments in Equity Method Investees” and “—Impairment Assessment on Goodwill and Intangible Assets” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

These and other risks could lead to losses, negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with policy and regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. Due to business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources. See also “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.” As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our ADSs, Shares and/or other securities may be materially and adversely affected.

In addition, our strategic investments and acquisitions may adversely affect our financial results, at least in the short term. For example, acquisitions of, and continued investments in lower margin or loss-making businesses and the integration of our local consumer services business, have negatively affected our margins and net income. Acquired businesses that are loss-making may continue to sustain losses and may not become profitable in the near future or at all. The performance of our current and future equity method investees may also adversely affect our net income. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions.

We are subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our ADSs, Shares and/or other securities.

The industries in which we operate, including online and mobile commerce, local consumer services, logistics, cloud computing, digital media and entertainment and other online content offerings, as well as certain of our important business processes, including those that may be deemed as relating to payment and settlement of funds, are subject to government regulations in the PRC and other countries. These requirements may evolve quickly, and may include requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures. Failure to obtain and maintain such required licenses or approvals may require us to adjust our business practices, increase our costs or subject us to fines, which materially and adversely affect our business and the trading prices of our ADSs, Shares and/or other securities.

We are subject to regulations in a wide range of areas, including, among others, data privacy and personal data protection, anti-monopoly and anti-unfair competition, product compliance, platform governance, taxation and content. For example, many of our business, such as livestreaming and marketing services provided by Alimama, may face quickly evolving regulations and increasing compliance risk in a wide range of areas, including platform liability, content, data security, consumer protection and taxation. As operators of direct sales businesses, we are subject to additional regulatory requirements, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices, such as alleged favorable treatment of our own services and products, including those offered by our direct sales business and cloud business, over third-party services and products on our platforms. Failure to comply with applicable regulations may subject us to regulatory scrutiny or investigations and penalties and liabilities that may materially and adversely affect our business and financial conditions, damage our reputation and negatively affect the price of our ADSs, Shares and/or other securities.

In particular, regulators in the PRC and other countries are increasingly focused on regulating digital platforms. For example, the PRC E-commerce Law, or the E-commerce Law, the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, the Interim Provisions for Regulating Promotional Activities and the Interim Provisions on Anti-unfair Competition on the Internet, impose a series of requirements on e-commerce platform operators, including requiring e-commerce platform operators to verify and update each merchant’s profile on a regular basis, monitor their market participant registration status and design rules and procedures to foster fair and transparent merchandise promotional activities. These and other laws also impose obligations and limitations on network platform operators, including, among others, taking measures to prevent and stop false and illegal advertisements and marketing information and misleading keyword search results, improving technical measures for discovering and dealing with illegal or criminal activities on the platforms, and limiting and regulating an e-commerce platform operator’s personalized shopping recommendations service to consumers. According to the Regulation on Network Data Security Management, which will become effective on January 1, 2025, network platform service providers shall clearly define the network data security protection obligations of third parties who provide products or services on the platform, urge these third parties to enhance their network data security management, and will need to bear certain legal liabilities where data processing activities by such third parties violate applicable laws or the platform protocols and harm users. PRC regulators are also promoting the development of laws and regulations on AI and may further strengthen AI governance, especially in areas of risks and liabilities of AI-generated content. For example, the Cyberspace Administration of China has issued Measures for Labelling Artificial Intelligence-generated or Synthetic Content and the related standards for public comments, imposing AI-generated content labelling obligations on internet information service providers, including us. Substantial uncertainties exist with respect to the content and timetable of these laws and regulations. Large Internet platforms, including us, are likely to be subject to complex and evolving requirements on the adoption and use of AI technologies. Moreover, market regulators, tax and other regulatory agencies have been strengthening enforcement of the E-commerce Law, the Online Trading Measures and tax laws to further regulate platform businesses, including platform protocols design, traffic allocation and competitive pricing mechanisms, platform fees and subsidies, merchant registration and data reporting. PRC regulators may in the future issue additional policies and regulations to further specify the obligations and responsibilities of platform businesses, which requirements could result in significant additional compliance costs and require us to adjust our existing compliance measures.

Large-scale Internet platforms, including us, are subject to more responsibilities and obligations than smaller platforms. For example, the PRC Personal Information Protection Law stipulates that personal information processors that provide important Internet platform services and have a large user base and complex business models shall establish independent agencies to oversee their personal information protection measures. Similarly, the Regulations on the Protection of Minors on the Network which came into effect on January 1, 2024 stipulate that network service providers with large number of minor users and significant influence among minors shall also establish independent agencies to oversee the protection of minors online. There are uncertainties with respect to how these laws and regulations will be interpreted, implemented and enforced in practice. Moreover, under the Regulation on Network Data Security Management, large network platform operators are further required to release an annual social responsibility report on personal information protection and shall not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on user data access, and unreasonable differential treatment of users. These requirements could result in significant additional compliance costs and require us to adjust our existing compliance measures. In addition, the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, set forth additional responsibilities for operators of super platforms, as defined in the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines. These additional responsibilities include promoting interoperability between the services they provide and those provided by other platforms. The above guidelines have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these guidelines and how they will affect our business operation. If adopted, certain of our platforms may be deemed as an operator of super platforms under the Classification Guidelines and will need to comply with additional requirements under the Responsibilities Guidelines. These requirements could result in significant additional compliance costs, subject us to higher liabilities or require us to change our business practices. Failure to comply with these requirements may subject us to suspension of business, rectification orders and fines, while our strict platform governance measures in response to these requirements may lead to loss of merchants to other platforms, or to complaints or claims made against us by merchants on our platforms.

We face scrutiny and are regularly subject to inquiries and investigations from both PRC and foreign governments in a wide range of areas, including online content, alleged third-party intellectual property infringement, cybersecurity, data protection and privacy laws, competition laws and regulations, securities laws and regulations, cross-border trade, tax, investment activities, human rights, platform liability and allegedly fraudulent or other criminal transactions. As we further expand into international markets, we will also increasingly become subject to additional legal and regulatory compliance requirements as well as political and regulatory challenges, including scrutiny on data privacy and security, tax compliance and anti-money laundering compliance, on national security grounds or for other reasons, in foreign countries in which we conduct business or investment activities. Government authorities in the PRC and other countries or regions are likely to continue to issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations in these industries, and the perception that new laws and regulations will be implemented or that more stringent enforcement may be put in place may further negatively impact the trading prices of our ADSs, Shares and/or other securities. Any failure, or perceived failure, by us to comply with such local laws and regulations could result in reputational damages, regulatory investigations, sanctions or court proceedings and subject us to legal liabilities, including criminal liabilities. As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to continue to increase our investment in compliance and related capabilities and systems, which could adversely affect our business, financial condition and results of operations.

Our business and technologies collect, process, utilize and store a large amount of data, including personal data, and actual or alleged improper use or disclosure of data could result in regulatory investigations and penalties, harm our reputation and have a material adverse effect on our business and our prospects.

We collect, process, utilize and store a large quantity of personal data, including consumers’ personal data, in our business operations, and face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including cooperation and sharing among our own businesses, cooperation with business partners or mandatory disclosure to regulators), and

•	addressing concerns among the public about the alleged differential treatment adopted by Internet platforms based on user profiles, safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other information).

Any actual, perceived or alleged improper collection, use or disclosure of our user data by any party could result in a loss of users, businesses and other participants from our ecosystem, loss of confidence or trust in our platforms and has a material adverse effect on our business and prospects.

We are subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. Complying with these laws and regulations increases our cost of operations, limits our business opportunities and may require changes to our data collection, use and other practices or negatively affect our user growth and engagement. Failure to comply with these laws and regulations could result in claims, regulatory investigations, litigation or penalties, or otherwise negatively affect our business.

We are subject to numerous laws and regulations in many markets relating to the collection (from users and other third-party systems or sources), use, storage, access, transfer, disclosure and security of data. These laws and regulations are complex and evolving, and the interpretation and application of these laws and regulations are often uncertain, in flux and complicated.

Personal Information and Privacy Protection

Regulatory authorities in China and around the world have recently implemented, and may in the future continue to implement, further legislative and regulatory proposals concerning data privacy and personal data protection. For instance, PRC regulatory authorities have promulgated a number of laws and regulations, including the Personal Information Protection Law, the Regulation on Network Data Security Management and the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, that stipulate requirements and limitations on the collection, processing and handling of personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection” and “— Regulation of Mobile Apps” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, as updated by Exhibit 99.3 to our current report on Form 6-K furnished to the SEC on November 18, 2024. In the course of our business operations, we collect information of our customers and users, including personal information. Therefore, we are required to comply with applicable laws and regulations relating to personal data and privacy protection. To ensure our compliance with these laws and regulations, we have established relevant protocols and mechanisms, such as obtaining consent from users before collecting their personal information, notifying them of the information collected and the purpose of collecting the information, explaining to them what, how and why the information may be shared with third parties. These personal data privacy protection procedures have increased our compliance and operating costs. The data privacy laws and regulations also impose penalties and liability on information processors for non-compliant information collection and processing activities, including correction, suspension or termination of their services, confiscation of illegal income, as well as significant fines of up to 5% of revenue and other penalties. PRC regulatory authorities have also put forward regular inspections and reporting on the compliance of mobile apps, mini-programs, software development kits and other applications with applicable personal data and privacy protection laws and regulations. Moreover, because of the scale of our Internet platforms, we may be subject to more frequent regulatory inspections. We believe that our business operations are compliant with the currently effective PRC laws relating to personal data and privacy protection in all material respects. Nevertheless, as the interpretation and implementation of these laws and regulations are evolving and that PRC regulatory authorities has been enhancing compliance requirements or may require us to adopt recommended compliance practices, we may be required to continuously adjust and upgrade our services and mobile applications. PRC regulatory agencies have previously named certain of our mobile apps for rectification in compliance with privacy and data security regulations. We have rectified these mobile apps’ data collection and use practices to bring them into compliance. Nevertheless, there can be no assurance that our mobiles apps will not be named or that we will not be subject to regulatory investigations in the future.

Furthermore, the use of algorithms and generative AI in recommendation services has raised additional data protection concerns, and PRC regulatory authorities have enhanced their regulation in these areas. According to the Administrative Provisions on Internet Information Service Algorithm Recommendation, or the Algorithm Recommendation Provisions, algorithm recommendation service providers shall fulfil filing obligations according to regulatory requirements as applicable, clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services, and shall also ensure that users may conveniently terminate the algorithm recommendation services. Moreover, algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment based on consumers’ preferences, purchase behavior, or such other characteristics. In addition, the Administrative Provisions on Deep Synthesis of Internet Information Services impose obligations on providers, technology supporters and users of deep synthesis technology, including verification of user identity, implementing measures to protect data security and personal information, content moderation, labelling content generated using deep synthesis technology, and conducting security assessments and completing filings for provision of certain services. Moreover, the Interim Measures on Generative AI Services, which came into effect on August 15, 2023, imposes compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall also conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Non-compliance with the Interim Measures on Generative AI Services may subject generative AI services providers to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. We use algorithmic recommendation, deep synthesis technology and generative AI services in a wide range of our businesses. Accordingly, we need to comply with the Algorithm Recommendation Provisions, the Administrative Provisions on Deep Synthesis of Internet Information Services, the Interim Measures on Generative AI Services and other applicable laws and regulations governing algorithm recommendation services, and we may be subject to penalties and liability for non-compliance, which may include administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities. Complying with PRC regulations relating to algorithm recommendation services has increased our compliance costs, changed our data use and business practices, and could negatively affect user activities on our platforms. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. We believe that our business operations are compliant with currently effective PRC laws relating to algorithm recommendation services in all material respects.

As we further expand our operations into international markets, we have become and will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. Such laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those in China. For example, the European Union has adopted the Digital Markets Act, the Digital Services Act and the Data Act since 2020, which impose various requirements on data use, data sharing and data protection, among other matters. AliExpress has been designated as a “very large online platform” under the Digital Services Act, and thus is required to fulfil more stringent obligations, including algorithm transparency, content moderation, mandatory reporting of incidents and measures to tackle illegal content, regular risk assessment, annual independent audit, data sharing with relevant regulators and annual supervisory fee. These requirements will create additional operational burdens and compliance costs for us, and we may be subject to significant regulatory penalties for failure to comply with these requirements. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. Our continued expansion into the cloud business, both in China and elsewhere, will also increase the amount of data hosted on our system, as well as increase the number of jurisdictions in which we have data centers. This, as well as the increasing number of new legal requirements in various jurisdictions, such as the GDPR, present increased challenges and risks in relation to policies and procedures relating to data collection, local storage, access, cross-border transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance. For example, penalties calculated as a percentage of global revenue may be imposed under the GDPR. The compliance requirements of the GDPR affect a number of our businesses, such as AliExpress, Alibaba.com, Alibaba Cloud and Cainiao. Any failure, or perceived failure, by us to comply with the above and other applicable regulatory requirements or data and privacy protection-related laws, rules and regulations could result in suspension of the relevant business or blockage of access to mobile app services, reputational damages or proceedings or actions against us by governmental entities, consumers or others or even criminal liabilities. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our data and other business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, Shares and/or other securities, our business and prospects.

Data Security and Cybersecurity

The Regulation on Network Data Security Management which will come into effect in January 2025 requires companies to identify and report the type of important data involved in their business. This new regulation, along with the Data Security Law which took effect in September 2021, impose additional obligations on important data processors, including designating and specifying persons and management bodies responsible for data security, implementing regular data security risk assessment and other data protection measures, and submitting annual risk assessment reports to relevant authorities. We believe that our business operations are compliant with PRC laws and regulations relating to data security in all material respects. Failure to comply with these requirements could subject us to penalties, including fines, suspension of business, revocation of required licenses and civil or even criminal liabilities.

The PRC Cybersecurity Law, which generally governs the construction, operation, maintenance and use of networks in China, subjects network operators, including us, to various security protection-related obligations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. We believe that we are compliant with PRC Cybersecurity Law, including requirements relating to security protection, user identity verification, cybersecurity emergency response planning and technical assistance, in all material respects. Failure to comply could subject us to fines, suspension of businesses, shutdown of websites and revocation of business licenses.

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review. According to the Revised Cybersecurity Review Measures, which became effective in February 2022, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Internet Security” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

PRC laws and regulations relating to cybersecurity review are relatively new, and the applicable scope of these laws and regulations remain subject to uncertainties and further clarifications from PRC regulators. In 2021, the PRC government launched cybersecurity reviews on a number of mobile apps operated by several US-listed Chinese companies and prohibited relevant apps from registering new users during the review period. As of the date hereof, we have not received any notice from the Cyberspace Administration of China of a cybersecurity review on us under the Revised Cybersecurity Review Measures. Based on advice from Fangda Partners, our PRC counsel, we do not believe that we are required to undergo cybersecurity review by the Cyberspace Administration of China for our previous securities offerings. However, given the scale of our business and the number of users on our platforms, we believe that we may be subject to a cybersecurity review in the future. If we are subject to a cybersecurity review, we may incur significant costs and face challenges, both in the review process and in making enhancements to our cybersecurity measures that may be required. If we are unable to manage these risks, we may be subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Cross-border Data Transmission

Regulatory authorities in China and around the world have enhanced supervision and regulation of cross-border data transmission. As our business operations expand across jurisdictions and we collect, process and utilize personal data of our users worldwide, we are subject to and are likely to be required to expend significant capital to ensure ongoing compliance with these laws and regulations on cross-border data transfers. The Data Security Law prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from a competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. The Measures for the Security Assessment of Cross-border Data Transmission promulgated by the Cybersecurity Administration of China came into effect on September 1, 2022. According to these measures, personal data processors are subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of important data and personal information. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Data and Privacy Protection” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Furthermore, the Cyberspace Administration of China promulgated the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement, which came into effect on June 1, 2023, as well as the Provisions on Promoting and Standardizing Cross-border Data Flows, which came into effect on March 22, 2024 and provide certain clarification for cross-border transfer of personal information. We have implemented control procedures to comply with the new requirements. Complying with PRC laws and regulations relating to cross-border data transmission increases our compliance costs and could affect our ability to transfer data across borders. We believe that our business operations are compliant with PRC laws and regulations relating to cross-border data transmission in all material respects.

In addition, laws, rules and regulations in other jurisdictions where we operate may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. For example, the GDPR requires companies to take appropriate safeguard measures and satisfy specific conditions when transferring data outside Europe. On February 28, 2024, the United States released the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, which places restrictions on the transfer of certain data from the U.S. to countries of concern, and on October 29, 2024, the Department of Justice, or the DoJ, published its Notice of Proposed Rulemaking to implement this executive order. Failure to comply with GDPR requirements, other laws and rules that have been or may be implemented relating to cross-border data transfers may result in suspension of the relevant business, significant amounts of fines and other administrative penalties, regulatory investigations and actions against us, significant damage to our reputation or even criminal liabilities.

As permitted by applicable laws and regulations, our privacy policies and user agreements, we grant expressly limited access to specified data on our data platform to certain participants in our ecosystem that provide services to consumers, merchants, brands, retailers and other ecosystem participants. In addition, we and Ant Group may negotiate the terms of data sharing arrangements on a case-by-case basis, to the extent necessary for each party to provide services to our respective customers and as permitted by applicable laws and regulations. Participants in our ecosystem, including Ant Group, face the same challenges inherent in handling and protecting large volumes of data. Any actual or perceived improper use of data by us or them, and any systems failure or security breach or lapse on our or their part that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability or regulatory actions. This could also attract negative publicity from media outlets, privacy advocates, our competitors or others and could adversely affect the trading prices of our ADSs, Shares and/or other securities.

While we believe we are compliant with laws and regulations on privacy and data protection and cybersecurity in all material respects, there are uncertainties with respect to how these laws and regulations will be interpreted, implemented and enforced in practice, especially since many of these laws and regulations only came into effect recently or have not come into effect yet. We expect that data security and personal information protection will continue to attract public scrutiny and receive greater attention and focus from regulators. Future interpretation and implementation of these laws and regulations, or additional laws and regulations that may come into effect, may further increase our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to administrative and legal liabilities, which could harm our reputation and negatively affect the trading prices of our ADSs, Shares and/or other securities.

On the other hand, regulators in China and other jurisdictions in which we operate may implement measures to ensure that encryption of user data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Non-compliance or compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee or former employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Moreover, if we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data. Breaches or failures of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations. If the security of domain names is compromised, we will be unable to use the domain names in our business operations.

We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving cyber-attacks. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. We could also be subject to an attack, breach or leakage, which we do not discover at the time or the consequences of which are not apparent until a later point in time. We only carry limited cybersecurity insurance, and actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants.

Cyber-attacks may target us, our merchants, consumers, users, customers, key service providers or other participants in our ecosystem, or the communication infrastructure on which we depend. In particular, breaches or failures of our third-party service providers’ systems and cybersecurity measures could also result in unauthorized access to our data, our consumers’ and customers’ data and user information and business interruptions. In addition, we develop systems for customers through our cloud or other services. If these systems suffer attacks, breaches and data leakage, whether or not we are involved in managing or operating such systems, we could be subject to negative publicity, potential liabilities and regulatory investigations, including extensive cybersecurity review, which could result in significant losses to us, and materially and adversely affect our reputation, business growth and prospects. We, our third-party service providers and customers that use systems we have developed have been in the past and are likely again in the future to be subject to these types of attacks, breaches and data leakage. For example, in October 2020, Lazada reported a data breach of a legacy RedMart database hosted by a third-party service provider, which resulted in the leakage of certain personal information of 1.1 million RedMart user accounts. Further, in May 2021, a court in China ruled in a criminal case that a software developer illegally collected approximately 1.2 billion pieces of user log-in IDs, alias and phone numbers from the Taobao website using a web crawler, which we discovered and reported to law enforcement in August 2020.

Cyber-attacks and security breaches, whether or not related to our systems or attributable to us, could result in business interruptions and subject us to negative publicity, regulatory investigations and significant legal and financial liability, harm our reputation and result in substantial revenue loss from lost sales and customer dissatisfaction, materially decrease our revenue and net income, and negatively affect the trading prices of our ADSs and Shares.

Claims or regulatory actions under competition laws against us may result in our being subject to fines, constraints on our business and damage to our reputation.

Since 2020, the PRC government has enhanced anti-monopoly and anti-unfair competition laws and regulations and guidance and stepped up enforcement against concentration of undertakings, cartel activities, monopoly agreements, unfair pricing, abusive behaviors by companies with market dominance and other anti-competitive activities. The Online Trading Measures which took effect on May 1, 2021, the amended Anti-monopoly Law which came into effect on August 1, 2022, as well as the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentration of Undertakings, all of which came into effect on April 15, 2023, among others, impose liabilities on cartel facilitators who aid others in the summation of anti-competitive agreements, clarify that data, algorithms, technologies, platform rules and other measures may not be used for consummation of monopoly agreements, and prohibit platform operators from abuse of dominant market positions. On November 22, 2022, the SAMR published the Draft Amendment to the PRC Anti-unfair Competition Law for public comments, which introduced prohibition against the misuse of a relatively dominant market position and set significant administrative penalties specifically for unfair competitive practices in digital economy. The SAMR published the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024 and sets forth a list of unfair competition practices implemented through the Internet and other information networks. Such laws and regulations:

•	provide guidelines for the implementation of anti-monopoly and anti-unfair competition laws and regulations, including (i) prohibition against the abuse of dominant market positions, especially in terms of unreasonable restrictions on transactions, price manipulation, interference with merchants’ independent business operations, false or misleading marketing and the use of technical means to disrupt the normal operations of network products or services legally provided by other business operators, (ii) details of the review of concentration of undertakings, and (iii) specifying the unfair competition practices in digital economy and the Internet industry, including misleading keyword search results, fictitious transactions and reviews, ads blocking, exclusive partnership arrangements, data crawling and big data-enabled price discrimination;

•	strengthen enforcement of anti-monopoly and anti-unfair competition laws and regulations, including the regulation of monopolistic behaviors and monopoly agreements and price-related violations as well as assistance in the consummation of monopoly agreements, such as below-cost pricing, price discrimination, manipulation of market prices, fraudulent pricing, entering into monopoly agreements and abuse of dominant market positions through data, algorithms, technology or platform rules, as well as supervision of concentration of undertakings;

•	expand the law enforcement’s jurisdiction over online unfair competition practices from places of business registration to include places of business operations; and

•	increase legal liabilities, including greater penalties and criminal liabilities for violations of anti-monopoly and anti-unfair competition laws and regulations, and setting up certain regulatory inspection mechanisms, such as allowing expert observers to assist in investigations of novel and complex cases.

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition,” “—Regulation of Online and Mobile Commerce” and “— Regulation of Pricing” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

The SAMR, together with certain other PRC government authorities have been active in their oversight and the establishment of long-term mechanisms for fair market competition in the sharing consumption industry. While we have conducted self-inspections and undergone self-rectifications, we may still make further changes to our business practices, which may increase our compliance costs and adversely affect our business performance.

To comply with existing laws and regulations and new laws and regulations that may be enacted in the future, as well as administrative guidance and requirements by regulators from time to time, we may need to devote significant resources and efforts, including changing our business and pricing practices, restructuring our businesses and adjusting our investment activities, which may materially and adversely affect our business, growth prospects, reputation and the trading prices of our ADSs, Shares and/or other securities. We may also be subject to regulatory investigations, fines and other penalties, which could materially and adversely affect our business and reputation. The consequences of violating anti-monopoly and anti-unfair competition laws and regulations could be significant, including, for example, fines of up to 50% of the previous year’s revenue, suspension of business and revocation of business licenses. Due to the expansive scope of business activities the anti-monopoly and anti-unfair competition laws and regulations target to regulate, many of our businesses and practices, including our business models, pricing practices, promotional activities and cooperation with business partners, may be subject to regulatory scrutiny and significant penalties. Certain long-standing practices, such as upstream and downstream investments and mergers as well as horizontal investments and mergers, our cross-platform user ID system, data and algorithm applications, our traffic allocation and competitive pricing mechanisms, platform protocols and the manners in which we offer payment, logistics and other services to consumers may be subject to challenges by regulators, consumers, merchants and other parties. On December 24, 2020, the SAMR commenced an investigation on us pursuant to the PRC Anti-monopoly Law. Following the investigation, on April 10, 2021, the SAMR issued an administrative penalty decision finding that we violated provisions of the PRC Anti-monopoly Law prohibiting a business operator with a dominant market position from restricting business counterparties through exclusive arrangements without justifiable cause, and imposed a fine of RMB18.2 billion. The SAMR also issued an administrative guidance, instructing us to implement a comprehensive rectification program, and to file a self-assessment and compliance report to the SAMR for three consecutive years. In addition, the SAMR has imposed and in the future may further impose administrative penalties on various companies including us for failing to duly make filings as to their transactions subject to merger control review by the SAMR. See “— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.”

The PRC Anti-monopoly Law and Anti-unfair Competition Law also provide a private right of action for competitors, business partners or customers to bring anti-monopoly and anti-unfair competition claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the PRC Anti-monopoly Law, Anti-unfair Competition Law and related judicial interpretations. Some of these companies, including our competitors, business partners and customers, have resorted to and may continue making public allegations or launching media campaigns against us, submitting complaints to regulators or initiating private litigation that targets our and our business partners’ prior and current business practices. For example, another e-commerce player in China has brought suit against us under the PRC Anti-monopoly Law in connection with certain alleged exclusive arrangements and claimed a substantial amount of damages, and there may be other similar litigation in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — JD.com Lawsuit” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. There may be other similar litigation in the future, and we may face increased challenges in defending ourselves in existing and future lawsuits brought against us pursuant to the PRC Anti-monopoly Law. The litigation process of defending against such lawsuits, including any appeals, may divert resources and management’s attention away from our day-to-day operations, and if we fail to successfully defend ourselves against these claims, we may be required to pay damages, which may be significant and could materially and adversely affect our business operations, financial results and reputation.

Allegations, claims, investigations, regulatory interviews, unannounced inspections, or other actions or proceedings under the anti-monopoly and anti-unfair competition laws and regulations, regardless of their merits, have caused, and may continue to cause, us to be subject to regulatory actions, such as profit disgorgement and heavy fines, significant amounts of damage payments or settlements, and constraints on our investments and acquisitions. We may be required to make further changes to some of our business practices and divest certain businesses, which could decrease the popularity of our businesses, products and services and cause our revenue and net income to decrease materially. Any of the above circumstances could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions and subject us to fines or other administrative penalties.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify and obtain approval from the SAMR, before completing any transaction where the parties’ revenues in China exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the other party or any transaction that would otherwise trigger merger control filing obligations. In addition, we need to notify other PRC regulatory authorities if the investment or acquisition is in certain industries. The SAMR, the Cyberspace Administration of China and other regulatory agencies in China have enhanced merger control review in key areas, including national interest and people’s livelihood, finance, technology and media. Under the M&A Rules, the approval of the MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Under the currently effective PRC Anti-monopoly Law, due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition, would be subject to SAMR merger control review. In addition, a proposed transaction would be subject to SAMR merger control review if we have joint control of or joint decisive influence over any company with another party and where such other party has revenues within China of more than RMB400 million in the year prior to such transaction. Many of the transactions we undertook and may undertake could be subject to SAMR merger review. We have been fined, and expect to be subject to additional fines, which may be significant, for failing to obtain merger control approval for past acquisitions. Under the PRC Anti-monopoly Law, we may also be required to make divestitures or be subject to limitations on our business practices and other administrative penalties if regulators determine that we have failed to obtain the required approvals in relation to investments and acquisitions, which could materially and adversely affect our business operations and financial results as well as the trading prices of our ADSs, Shares and/or other securities.

The Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings most recently amended by the State Council on January 22, 2024 significantly raise the filing thresholds with respect to revenue, but at the same time subjecting certain transactions that do not meet the revenue threshold to filing obligations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Substantial uncertainties exist with respect to the interpretation and implementation of such newly amended provisions. The amended PRC Anti-monopoly Law, which became effective on August 1, 2022, significantly raises the maximum fines for failure to file for merger control review, and introduces a “stop-clock mechanism” which may prolong the merger control review process. Furthermore, the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023, provide detailed rules on how to implement the “stop-clock mechanism,” which allow the SAMR to suspend the calculation of time period for merger control review under various circumstances. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Monopoly and Unfair Competition” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Complying with the requirements of the relevant regulations to complete these transactions could be time-consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy.

According to the Regulations on Enterprise Outbound Investment issued by the NDRC, we may also need to report to the NDRC relevant information on overseas investments with an amount of US$300 million or more in non-sensitive areas, and obtain the NDRC’s approval for our overseas investments in sensitive areas, if any, before the closing of the investments. According to the Overseas Listing Trial Measures, if a Chinese overseas listed company, such as us, issues overseas listed securities to acquire assets, such issuance shall be subject to filing requirements. If we fail to properly and timely complete such filings, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” Accordingly, these regulations may restrict our ability to make investments in some regions and industries overseas, and may subject any proposed investments to additional delays and increased uncertainty, as well as heightened scrutiny, including after the investments have been made.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected due to significant regulatory uncertainty as to the timing of receipt of relevant approvals or completion of relevant filings and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

We may be subject to liability for content available in our ecosystem that is alleged to be obscene, defamatory, libelous, fraudulent socially destabilizing or otherwise unlawful.

Under PRC law and the laws of certain other jurisdictions in which we operate, we are required to monitor our websites and the websites hosted on our servers, cloud computing services and mobile apps or interfaces, as well as our services and devices that generate or host content, for items or content deemed to be obscene, superstitious, defamatory, libelous, fraudulent or socially destabilizing, as well as for items, content or services that are illegal to sell online or otherwise in jurisdictions in which we operate our marketplaces and other businesses, and to promptly take appropriate action with respect to the relevant items, content or services. We may also be subject to potential liability in China or other jurisdictions for any unlawful actions of our merchants, marketing customers or users of our websites, cloud computing services or mobile apps or interfaces, or for content we distribute or that is linked from our platforms that is deemed inappropriate. It may be difficult for us to determine the type of content that may result in liability to us. The nature and scale of our websites, mobile apps and platforms, such as our cloud computing services, which allow users to upload and save massive data on our cloud data centers, social communities on our marketplaces and DingTalk, such as livestreams and other interactive media content on Taobao and Tmall, and Youku, which allow users to upload videos and other content to our websites, mobile apps and platforms, generally referred to as user-generated content, and the increasing widespread use of AI to generate content may make this even more difficult. Due to the significant amount of content uploaded by our users, including those generated through AI technologies, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. If any of the information disseminated through our marketplaces, websites, mobile apps or other businesses we operate, including videos and other content (including user-generated content), or any content that we have produced or acquired, are deemed by the PRC government to violate any content restrictions, we would not be able to continue to display or distribute this content and could suffer losses or become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. Our livestreaming, short-form videos and interactive content businesses are subject to heightened risks and challenges associated with content liability. Moreover, PRC regulators have enhanced enforcement against illegal content and information on Internet platforms and have imposed more stringent obligations on Internet platforms, such as us. For example, the Cyberspace Administration of China has launched a series of “Cleaning Up the Internet” campaigns with special focus on livestreaming, short-form videos, content for minors, fandom culture, personal media, Internet rumors, cyberviolence, cyber environment and Internet account operations. As a result, our compliance costs may increase and we may be subject to regulatory actions and penalties. If we are unable to manage these risks, we could become subject to penalties, including regulatory actions, significant fines, suspension of business, revocation of required licenses and prohibition against new user registration, and our reputation, results of operations and financial condition could be materially and adversely affected.

Furthermore, compliance requirements are complicated and evolving, and may require us to implement different protections based on the type of content and intended audience. For example, the Regulations on the Administration of Minors Program, or the Minors Program Regulation, promulgated by the National Radio and Television Administration of China, or the NRTA, which came into effect on April 30, 2019 and amended on October 8, 2021, provides that radio and television broadcasters and online audiovisual program service providers shall establish relevant protocols and review content of minor-oriented programs to ensure that they do not contain violence, obscenity, superstition, social disruption, drug abuse or other prohibited elements. The Opinions on Standardizing the Virtual Gifting of Livestreaming and Strengthening the Protection of Minors issued by the Cyberspace Administration of China and several other PRC governmental authorities require platforms not to provide livestreaming hosting services to minors under the age of 16 and adopt “teenager modes” to prevent minors from obsession, block unsuitable content to minors and refrain from providing virtual gift purchase services to minors. We may incur significant compliance costs and be subject to significant regulatory penalty for failure to comply with these requirements. If we are found to be liable for content displayed or hosted on or even hyperlinked to our services and platforms, we may be subject to negative publicity, fines, have our relevant business operation licenses revoked, or be prevented temporarily or for an extended period of time from operating our websites, mobile apps, interfaces or businesses in China or other jurisdictions, which could materially and adversely affect our business and results of operations.

Certain consolidated entities of our digital media and entertainment business brought in state-owned minority strategic investors. Such shareholder has the right to appoint a director of the relevant consolidated entity and other rights including certain veto rights over the content review processes. Market perception of this and other similar arrangements may affect the trading prices of our ADSs, Shares and/or other securities. In the future, our businesses that generate or distribute content may be subject to greater governmental oversight or comply with other regulatory requirements.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including death and personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our platforms, including user-generated content, product reviews and message boards, by our consumers, merchants and other participants. Regardless of the outcome of any dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result of these actions.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.

Government authorities in the PRC and other countries where we operate, media outlets and public advocacy groups are increasingly focused on consumer protection. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. For example, under the E-commerce Law, we may be held jointly liable with the merchants if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Applicable consumer protection laws in China, including the recently released Implementing Rules of the Consumer Rights Protection Law that came into effect on July 1, 2024, also provide that trading platforms, including livestreaming marketing platforms, will be held liable for failing to meet certain undertakings that the platforms make to consumers with regard to products listed on their websites, clearly notify consumers of auto-renewal and auto-pay, provide appropriate dispute resolution mechanisms for consumers or otherwise protect consumer rights and also for forcing consumers to purchase products or accept services. Furthermore, we are required to report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. According to the Online Trading Measures, we are also required to verify and update each merchant’s profile on a regular basis and monitor their market participant registration status. Therefore, we may be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety. The Anti-Telecom and Online Fraud Law of PRC stipulates that Internet service providers may not provide assistance to telecom and online fraud and must strengthen internal control mechanisms to prevent and curb telecom and online fraud, including verifying user identities, timely and proper handling of abnormal accounts, enhancing protection of key information vulnerable to fraud and enhancing risk and security assessment for new businesses. Furthermore, under the PRC Minors’ Protection Law, network product and service providers shall not provide products or services that induce minors to obsession, or otherwise may be subject to rectification, warning or penalties including confiscation of income, fines, suspension of business, shutdown of websites and revocation of relevant licenses. The Regulations on the Protection of Minors on the Network stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting “teenager modes” for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors’ rights and interests. Failure to comply with these requirements may subject us to warnings, public denouncement, confiscation of illegal income, fines, suspension of business, rectification orders, shutdown of websites and applications and revocation of relevant licenses, which could materially and adversely affect our business, financial condition and results of operations.

Moreover, our businesses provide food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel and product quality assurance, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harm to personal health or safety or accidents involving products or services offered through our platforms or provided by us. According to the judicial interpretations issued by China’s Supreme People’s Court, livestreaming platform operators and online catering service platform operators are responsible for verifying the qualifications and licenses of livestreamers selling food product and online food operators, respectively, and they may be held jointly liable with the merchants on their respective platforms for damages incurred by consumers caused by defects in foods purchased on their platforms, if these operators fail to fulfill certain requirements and obligations. In addition, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform, even if such product or service is in fact provided by third parties. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

New laws and regulations on consumer protection may be introduced in China and other jurisdictions where we operate and impose more requirements on operators of e-commerce and livestreaming platforms. For example, PRC regulatory authorities promulgated several regulations on livestreaming activities, including the Administrative Measures on Online Livestreaming Marketing (Trial) that came into effect on May 25, 2021, which require livestreaming platforms to take actions such as limiting traffic and suspending livestreaming involving illegal high-risk marketing activities, and prominently alert users of the risks involved in transactions that are conducted outside livestreaming platforms. See also “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Online and Mobile Commerce” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These regulations on e-commerce and livestreaming activities may impose additional operational burdens on us, result in increased compliance costs and liability to us and subject us to negative publicity.

In addition, we face activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions. For example, our AliExpress platform faces claims related to consumer protection in the United States, and member groups of the European Consumer Organization’s BEUC network have expressed concerns about certain consumer rights related to product returns and dispute resolution with respect to transactions conducted on our AliExpress platform and requested a review of these consumer rights by their national consumer protection agencies. We only maintain product liability insurance for certain businesses we operate, and do not maintain product liability insurance for products and services transacted on our marketplaces, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur. Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

We are regularly subject to allegations, investigations, lawsuits, liabilities and negative publicity claiming that items listed and content available in our ecosystem infringe intellectual property rights of third parties or are illegal.

We have been and expect to continue to be the subject of allegations that products or services offered, sold or made available through our online marketplaces or that content made available on our platforms, including content available through our digital media and entertainment business, search business, online reading platform, online music platform, news feed features and IoT devices or our technology, infringe third-party copyrights, trademarks and patents or other intellectual property rights or are provided beyond the authorized scope. Our use or adoption of AI technologies in our businesses may increase our exposure to copyright infringement or other intellectual property misappropriation claims by third parties, which may require us to pay compensation or license fees to third parties. At the same time, there is increasing focus on investigating, preventing and taking action against alleged misappropriation of intellectual property, which has resulted in increased scrutiny, investigations, enforcement actions and litigation relating to intellectual property infringement. Although we have adopted and continue to optimize measures to proactively verify the products sold on our marketplaces for infringement and to minimize potential infringement of third-party intellectual property rights through our intellectual property infringement complaint and take-down procedures, these measures may not always be successful. In the event that alleged counterfeit or infringing products are listed or sold on our marketplaces or allegedly infringing content are made available through our other services, we could face claims and negative publicity relating to these activities or for our alleged failure to act in a timely or effective manner in response to infringement or to otherwise restrict or limit these activities. We may also choose to compensate consumers for any losses, although we are currently not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses.

Our acquired businesses, such as Youku, Lazada and Ele.me, have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations and lawsuits based on the content available on their websites and mobile apps or the products and services they provide. Other companies that we may acquire in the future may be subject to similar risks. In addition, we expect our ecosystem to involve more and more user-generated content, including the entertainment content on Youku and our smart speakers, the interactive media content displayed on Taobao and Tmall, including livestreams and short-form videos, as well as the data generated, uploaded and saved by users of our cloud services, over which we have limited control. Such content may subject us to claims for infringement of third-party intellectual property rights, or subject us to additional scrutiny by the relevant government authorities. These claims or scrutiny, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but these licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert these claims.

Measures we take to protect against these potential liabilities could require us to spend substantial additional resources and/or result in reduced revenues. In addition, these measures may reduce the attractiveness of our ecosystem to consumers, merchants, brands, retailers and other participants. A merchant, brand, retailer, online marketer, livestreamer, music or video service provider or other content provider whose content is removed or whose services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action, make public complaints or allegations or organize group protests and publicity campaigns against us or seek compensation. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

Regulators in China and other jurisdictions, including the United States, are increasingly focused on platform liabilities and seeking to hold Internet platforms liable for product liability, illegal listings and inappropriate content. We are regularly subject to significant negative publicity, regulatory scrutiny, investigations and allegations of civil or criminal penalties based on allegedly unlawful activities or unauthorized distribution of products or content, such as pharmaceuticals, carried out by third parties through our online marketplaces. Due to our role as an operator of online marketplaces, we will also become subject to criminal liabilities or civil liabilities if we are found to have provided assistance or support, such as Internet access, server escrow or online storage services, commerce facilitation services, payment services or logistics services, or were negligent in not preventing, a third party from using our marketplaces and services to commit certain illegal activities, such as unauthorized sale of pharmaceuticals. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims is both costly and time-consuming, and will significantly divert the efforts and resources of our management and other personnel. An adverse determination in any of these proceedings could result in suspension of the relevant business or blockage of access to our platforms and services and cause us to pay penalties or damages, incur legal and other costs, limit our ability to conduct business, or subject us to supervision by a third-party government appointed monitor or require us to change the manner in which we operate and harm our reputation.

In addition, we have been and may continue to be subject to significant negative publicity in China, the United States and other countries based on similar claims and allegations. For example, in past years, the USTR identified Taobao and AliExpress each as a “notorious market.” While the USTR removed AliExpress from the “notorious market” list in January 2024, Taobao remains on the list, and there can be no assurance that the USTR or other relevant authorities in the United States or other countries will not identify Taobao or any of our other businesses as “notorious markets” in the future. In addition, government authorities regularly accuse us of perceived problems and failures of our platforms, including alleged failures to crack down on the sale of counterfeit goods, unauthorized and illegal goods and other alleged illegal activities on our marketplaces. As a result of any claims or accusations by government authorities, by industry watchdog organizations, including the U.S. Commission on the Theft of American Intellectual Property, by brand and intellectual property rights holders or by enterprises, there may be a public perception that counterfeit or pirated items are commonplace on our marketplaces or that we delay the process of removing these items. This perception, even if factually incorrect, and existing or new litigation as well as regulatory pressure or actions related to intellectual property rights protection, could damage our reputation, harm our business, diminish the value of our brand name and negatively affect the trading prices of our ADSs, Shares and/or other securities.

We may be subject to material litigation and regulatory proceedings.

We have been involved in a high volume of litigation in China and a small volume of potentially high-value litigation and regulatory proceedings outside of China relating principally to securities law class actions, product compliance, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, claims relating to data and privacy protection, employment-related cases and other matters in the ordinary course of our business. As our ecosystem expands, including across jurisdictions and through the addition of new businesses, we have encountered and may face an increasing number and a wider variety of these claims, including those brought against us pursuant to anti-monopoly or anti-unfair competition laws, arising out of investment transactions or other claims involving high amounts of alleged damages, fines or monetary settlements. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that have been subject to or may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations, the trading prices of our ADSs, Shares and/or other securities.

As publicly listed companies, we and certain of our subsidiaries face additional exposure inside and outside China to claims, lawsuits and regulatory proceedings, including threatened claims, lawsuits and regulatory proceedings, relating to securities laws and regulations. For example, we and certain of our current and former officers and directors were named as defendants in certain shareholder class action lawsuits in the United States, asserting claims related to our alleged failure to disclose non-compliance with certain Chinese antitrust laws and regulations. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings — Shareholder Class Action Lawsuits” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on October 25, 2024, for more details about the shareholder class action lawsuits. The litigation process of defending against such lawsuits and regulatory proceedings, including any appeals, may utilize a material portion of our cash resources and divert management’s attention away from our day-to-day operations, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading prices of our ADSs, Shares and/or other securities. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We are continuously upgrading our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure stability could result in inadequate capacity, unanticipated service outages, system crash, system disruptions, product malfunction, slower response times and other service quality issues, which may impair user and customer experience and result in loss of business and market share. Such technology infrastructure failures could also result in delays in reporting accurate operating and financial information. The risks of these events occurring are even higher during certain periods of peak usage and activity, such as on or around the 11.11 Global Shopping Festival or other promotional events, when user activity and the number of transactions are significantly higher on our marketplaces compared to other days of the year. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, our technology infrastructure and services, including our cloud product and service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from third-party and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities with these components, service failures or delays or difficulties in integrating back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and operation of our platforms and services, which would materially and adversely affect our business and reputation.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in China and other markets in which we operate.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other markets in which we operate. Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile apps. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our margins could be adversely affected and the development and growth of our business could also be materially and adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user base may decrease, which in turn may significantly decrease our revenues.

Our ecosystem could be disrupted by network and system interruptions.

Our ecosystem depends on the efficient and uninterrupted operation of our computer, storage and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate. In addition, a large number of merchants and customers maintain their important systems, such as enterprise resource planning and customer relationship management systems, on our cloud computing platform, which contains substantial quantities of data that enable them to operate and manage their businesses. System failures, disruptions and delays may adversely affect the availability and quality of our cloud service offerings. Increasing media and entertainment content on our platforms also requires additional network capacity and infrastructure to process. Consumers expect our media and entertainment content to be readily available online, and any disruptions or delay to the delivery of content could affect the attractiveness and reputation of our media and entertainment platforms.

We and other participants in our ecosystem, including Ant Group, have experienced in recent years, and may experience in the future, system delays, interruptions and outages that render websites, mobile apps and services (such as cloud services and payment services) temporarily unavailable or slow to respond. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, not all of our systems are fully redundant and our disaster recovery planning may not be able to account for all eventualities. Despite any precautions we may take, the occurrence of natural or manmade disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events, or other unanticipated problems at our facilities or the facilities of Ant Group and other participants in our ecosystem, including structural defects, power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Although we carry business interruption insurance, our insurance coverage may not be sufficient to compensate for related losses. Any of the above events could damage our reputation, significantly disrupt our operations and the operations of our customers and other participants in our ecosystem and subject us to significant liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

We rely on Alipay to conduct substantially all of the payment processing and all of the escrow services on our marketplaces for a significant majority of our commerce business. If services and products provided by Alipay or Ant Group’s other businesses are limited, restricted, curtailed or degraded in any way, or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Ant Group offers a variety of services and products that have become essential parts of the services and experience we offer to consumers and merchants on our platforms. These services and products are critical to our marketplaces and the development of our ecosystem. In particular, given the significant transaction volume on our platforms, Alipay provides convenient payment processing and escrow services to us on preferential terms. We also leverage the convenience, availability and ease of use of Alipay and Ant Group’s other products and services, such as consumer loans and insurance, to provide high quality experience and services to users, merchants and other participants in our ecosystem. If the availability, quality, utility, convenience or attractiveness of Alipay’s and Ant Group’s other services and products declines or changes for commercial, regulatory, compliance or any other reason, the attractiveness of our marketplaces and the level of activities on our marketplaces could be materially and adversely affected.

Particularly, Alipay’s business is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with Alipay’s services or lower use of Alipay by consumers, merchants, brands and retailers;

•	increasing competition, including from other established Chinese Internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to Alipay;

•	breach of users’ privacy and concerns over the use and security of information collected from customers and any related negative publicity relating thereto;

•	service outages, system failures or failure to effectively scale the system to handle large and growing transaction volumes;

•	increasing costs to Alipay, including fees charged by banks to process transactions through Alipay, which would also increase our cost of revenues;

•	negative news about and social media coverage on Alipay, its business, its product and service offerings or matters relating to Alipay’s data security and privacy; and

•	failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for Taobao and Tmall, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our marketplaces.

Alipay’s and Ant Group’s other businesses are highly regulated and are required to comply with numerous complex and evolving laws, rules and regulations, including in the areas of online and mobile payment services, wealth management, financing, cross-border money transmission, anti-money laundering, consumer protection and insurance. As Alipay and Ant Group’s other businesses expand their businesses and operations into more international markets, they will become subject to additional legal and regulatory risks and scrutiny. For example, Alipay or Ant Group’s other affiliates are required to maintain payment business licenses in the PRC and are also required to obtain and maintain other applicable payment, money transmitter or other related licenses and approvals in other countries or regions where they operate. In certain jurisdictions where Ant Group currently does not have the required licenses, Ant Group provides payment processing and escrow services through third-party service providers. If Ant Group or any of its partners fails to obtain and maintain all required licenses and approvals or otherwise fails to manage the risks relating to their businesses, if new laws, rules or regulations come into effect that impact Ant Group or its partners’ businesses, or if any of Ant Group’s partners ceases to provide services to Ant Group, its services could be suspended or severely disrupted, and its ability to continue to deliver payment services to us on preferential terms and other services and products to our consumers, merchants and other ecosystem participants may be undermined.

We do not control Ant Group or Alipay. There can be no assurance that we will be able to maintain or negotiate commercial terms that are no less favorable than those we currently enjoy or are commercially acceptable. Furthermore, our commercial arrangements with Alipay and Ant Group may be subject to anti-competition challenges. If we need to migrate to another third-party payment service or significantly expand our relationship with other third-party payment services, the transition would require significant time and management resources, and the third-party payment service may not be as effective, efficient or well-received by consumers, merchants, brands and retailers on our marketplaces. These third-party payment services also may not provide escrow services, and we may not be able to receive commissions based on GMV settled through these systems. We would also receive less, or lose entirely, the benefit of the commercial agreement with Ant Group and Alipay and may be required to pay more for payment processing and escrow services than we currently pay. There can be no assurance that we would be able to reach an agreement with an alternative payment service provider on acceptable terms or at all, and our business, financial condition and results of operations may be materially and adversely affected.

Other conflicts of interest between us, on the one hand, and Alipay and Ant Group, on the other hand, may arise relating to commercial or strategic opportunities or initiatives. Although we and Ant Group have each agreed to certain non-competition undertakings, Ant Group may from time to time provide services to our competitors or engage in certain businesses that fall within our scope, and there can be no assurance that Ant Group would not pursue other opportunities that would conflict with our interests. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Agreements and Transactions Related to Ant Group and Its Subsidiaries — Our Commercial Arrangements with Ant Group and Alipay —Restructuring of Our Relationship with Ant Group and Alipay, 2019 Equity Issuance, and Related Amendments — Non-competition Undertakings” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Because of our equity interest in Ant Group, Ant Group’s financial results and valuation may materially affect our financial results and the trading prices of our ADSs, Shares and/or other securities. Moreover, because of our close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers’, regulators’, investors’ and other third parties’ perception of us. For example, shortly after Ant Group’s announcement of the suspension of its proposed dual-listing and IPO in November 2020, the trading prices of our ADSs and Shares declined significantly. In addition, Ant Group has been in discussions with PRC regulators about its business rectification plan, and on April 12, 2021, Ant Group announced that it would apply to set up a financial holding company to ensure its financial-related businesses are fully regulated. To implement the rectification plan and comply with applicable new measures and rules, Ant Group may be required to spend significant time and resources and make changes to its businesses, which could materially and adversely affect its business operations and growth prospects. On July 7, 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group and Ant Group has completed the related work on the rectification. Changes in Ant Group’s business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on us and the trading prices of our ADSs, Shares and/or other securities.

If third-party service providers and other participants in our ecosystem fail to provide reliable or satisfactory services or comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We rely on a wide range and large number of third-party service providers, including retail operating partners, logistics service providers, payment service providers, mobile app developers, independent software vendors, or ISVs, cloud-based developers, marketing affiliates, livestreaming hosts and key opinion leaders, or KOLs, financial institutions, accountants and auditors, legal counsel and other professional service providers, to provide services to us as well as to users on our platforms, including consumers, merchants, brands, retailers and users of our cloud computing services. To the extent these ecosystem participants and service providers are unable to provide satisfactory services to us as well as our users on or off our platforms, on commercially acceptable terms, or at all, or if we fail to retain existing or attract new quality service providers to our platforms, our business, financial condition and results of operations may be materially and adversely affected. In addition, we share our user data with certain of these third-party service providers in our ecosystem in accordance with our privacy policies, agreements and applicable laws. Third-party service providers and ecosystem participants may engage in a broad range of other business activities on and outside of our platforms, and may have broad user bases and social influence that create substantial business opportunities and economic returns to themselves and our business. If our third-party service providers and ecosystem participants engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our ecosystem, including, for example, the leakage or negligent use of data, the handling, transport and delivery of prohibited or restricted content or items, inappropriate use or ineffective implementation of AI technologies, cease their business relationship with us or fail to perform their contractual obligations or professional duties, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, sanctions, suspension, fines or penalties, or other enforcement actions, or cause any property damage or personal injuries, their ability to provide services to us or our ecosystem more broadly could be materially and adversely affected, which could cause us to suffer loss of business and revenue, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions, and could have a material adverse effect on the trading prices of our ADSs, Shares or other securities, even if these activities are not related to, attributable to or caused by us, or within our control. For example, on September 13, 2024, the MOFCOM and the CSRC jointly announced administrative penalties related to our auditor, PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, in respect of its audit work on another project, which was unrelated to us from any perspective. These penalties include, among others, a six-month suspension of certain of PwC ZT’s business operations in the PRC. These penalties are limited to PwC ZT and do not extend to other PricewaterhouseCoopers legal entities. To the extent that our auditor is unable to audit or otherwise provide services to us and if we cannot engage another auditor on a timely basis, we may be unable to satisfy our reporting, filing and other applicable compliance obligations and requirements, which could materially and adversely affect our reputation, investor confidence and ability to access capital markets as well as our business and financial condition.

If logistics service providers used by our merchants fail to provide reliable logistics services, or the logistics data platform operated by Cainiao were to malfunction, suffer an outage or otherwise fail, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Our merchants use third-party logistics service providers as well as Cainiao to fulfill and deliver their orders. Cainiao cooperates with a number of third-party logistics service providers and leverages its proprietary logistics services to help merchants on our platforms fulfill orders and deliver their products to consumers. We operate our logistics data platform that links our information system and those of logistics service providers. Because of our platform model, interruptions to or failures in logistics services, or in the logistics data platform, could prevent the timely or proper delivery of products to consumers, which would negatively impact our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. In addition, certain of our businesses, including Lazada, operate and provide logistics services to merchants within our ecosystem and may experience interruptions or failures to timely and properly deliver products to consumers. These interruptions or failures may be due to events that are beyond the control of any of our companies, Cainiao or these logistics service providers, such as inclement weather, natural disasters including the effects of climate change (such as extreme weather events, droughts, floods and increased storm severity), pandemics or epidemics (such as COVID-19), armed conflicts, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shut-downs. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner. If our logistics data platform were to fail for any reason, the logistics service providers would be severely hindered from connecting or unable to connect with our merchants, and their services and the functionality of our ecosystem could be severely affected. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

An occurrence of natural disasters or a widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events and other effects of climate change; the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a natural disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, affect the health of our employees and their work efficiency, significantly disrupt supply chains and logistics services or severely impact consumer behaviors and the operations of merchants, business partners and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in regulatory, corporate and public actions in response to such event harms the global or PRC economy in general.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. Retirements and successions could result in disruptions, or perceived disruptions, in our operations and the execution of our strategy. If we lose the services of any member of management or key personnel for any reason, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. Changes that we make to our organizational and governance structures may negatively affect our ability to retain key talents and result in reduction in our workforce. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted and our prospects could suffer.

The size and scope of our ecosystem also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Competition for talent in our industry is intense, and the availability of suitable and qualified candidates in China and elsewhere is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Failure to deal effectively with fraudulent or illegal activities by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees or former employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. We have a zero-tolerance policy towards fraudulent and illegal conduct, and have dismissed and assisted in the investigations, arrests and prosecutions of employees who engaged in such conduct. We have implemented and continue to improve internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees or former employees, representatives, agents, business partners or service providers or that similar incidents will not occur in the future. As we expand our operations in China and other jurisdictions, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees or former employees, representatives or agents, and we may also be held liable for such misconduct or other misconduct by our business partners and service providers. Alleged or actual failure to comply or ensure our employees or former employees, representatives, agents, business partners and service providers to comply with these requirements could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading prices of our ADSs and/or Shares.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, could harm our business.

We face risks with respect to fraudulent activities on our marketplaces and in connection with other businesses we operate, and we periodically receive complaints from consumers who may not have received the goods that they had purchased, complaints from merchants who have not received payment for the goods that a consumer had contracted to purchase, as well as other types of actual and alleged fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our marketplaces and in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants on our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we would incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

In addition to fraudulent transactions with legitimate consumers, merchants may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplaces, reputation and search results rankings, an activity sometimes referred to as “brushing.” This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm consumers by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is.

Government authorities, industry watchdog organizations or other third parties may issue reports or engage in other forms of public communications concerning alleged fraudulent or deceptive conduct on our platforms. Negative publicity and user sentiment generated as a result of these reports or allegations could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation, diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, patent, copyright, trade secret protection and fair trade practice laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. In addition, as our business expands and we increase our acquisition of and management of content, we expect to incur greater costs to acquire, license and enforce our rights to content.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for these breaches. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, this litigation could result in substantial costs and a diversion of our managerial and financial resources.

There can be no assurance that we will prevail in any litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the ecosystem is still developing. Governments, both in China and in other jurisdictions, may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require operators of marketplaces, such as us, to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to provide information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and increase our liabilities and obligations.

Any heightened tax law enforcement against participants in our ecosystem (including imposition of reporting or withholding obligations on operators of marketplaces with respect to VAT of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, including social media and malicious reports, and aggressive marketing and communications strategies of our competitors, all of which could severely damage our reputation and brand and materially and adversely affect our business and prospects.

We process an extremely large number of transactions on a daily basis on our marketplaces and other businesses we operate, and the high volume of transactions taking place in our ecosystem and publicity about our business creates the possibility of heightened attention from the public, regulators, the media and participants in our ecosystem. Changes in our services or policies have resulted and could result in objections by members of the public, the media, including social media, participants in our ecosystem or others. We may also become subject to public scrutiny relating to our workplace environment, work culture and other practices. From time to time, these objections, complaints and negative media coverage, regardless of their veracity, may result in negative publicity or public relations crisis, which could result in regulatory inquiry or harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Corporate transactions we or our related parties undertake, such as changes to our corporate structures, our transactions or relationship with Ant Group, initiatives to grow our businesses, develop new business models and expand into international markets, our various business practices as well as our capital markets transactions, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, and dividends and share repurchases may also subject us to increased media exposure and public scrutiny. There can be no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation and brand as well as our business and prospects.

In addition, our founders, directors, management and employees have been, and continue to be, subject to scrutiny by the media and the public regarding their activities in and outside of Alibaba Group, which may result in negative, unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our founders, directors, management or employees, even if unrelated to the products or services we offer, or even if untrue or inaccurate, may harm our reputation and brand, and adversely affect the price of our ADSs, Shares and/or other securities.

Furthermore, due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our ecosystem. Competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating intellectual property and competition claims (whether or not meritorious) or frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our marketplaces. Historically, the fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 Global Shopping Festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions. The performance of our equity method investees, including Ant Group, may also result in fluctuations in our results of operations. Fluctuations in our results of operations related to our investments may also be because of accounting implication of remeasurement of fair values of certain equity investments and financial instruments, particularly those that are publicly traded, share-based awards and previously held equity interests upon step acquisitions, as well as accounting implication arising from loss of control of subsidiaries. Fluctuations in fair value and the magnitude of the related accounting impact are unpredictable, and may significantly affect our results of operations.

Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, our fixed costs and expenses may continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

To the extent our results of operations do not meet the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs, Shares and/or other securities could fluctuate significantly.

Failure to comply with and enforcement of the terms of our indebtedness or enforcement of our obligations as a guarantor of other parties’ indebtedness could have an adverse effect on our cash flow and liquidity.

As of September 30, 2024, we had US$5 billion in aggregate principal amount of convertible senior notes, US$14.25 billion in aggregate principal amount of unsecured senior notes, a US$4.0 billion term loan outstanding and a US$6.5 billion revolving credit facility that we have not yet drawn down. Under the terms of our indebtedness and under any debt financing arrangement that we may enter into in the future, we are, and may be in the future, subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our convertible senior notes and of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or convertible senior notes or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In particular, if our ADSs are delisted from the NYSE, holders of our convertible senior notes may require us to repurchase for cash all or a portion of their notes, which may also have a material adverse effect on our cash flow and liquidity.

We also provide a guarantee for a credit facility of HK$6.5 billion (US$0.8 billion) in favor of Hong Kong Cingleot Investment Management Limited, a company that is partially owned by us, in connection with a logistics center development project at the Hong Kong International Airport. As of September 30, 2024, this entity has drawn down approximately HK$4.7 billion (US$0.6 billion) under this facility. In the event of default by this entity under the loan facility, we may be required to repay the full amount or a portion of the outstanding loan and interests and undertake the borrower’s other obligations under the loan facility. Enforcement against us under this guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue, and for other general corporate purposes, including share repurchases and dividends, among others. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expand credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties.

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. According to the Foreign Debts Measures, PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure like us, are required to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. If we fail to complete such filing on a timely manner or at all, we may miss the best market windows for debt issuances or loan applications. In addition, according to the Overseas Listing Trial Measures, we have to complete filing procedures with the CSRC for any follow-on equity offerings, convertible notes offerings and other equity security offerings, within three working days after conducting such offerings, and comply with relevant reporting requirements within three business days upon the occurrence of any specified circumstances provided under these measures. If we fail to complete such filing and reporting on a timely manner or at all, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC. See also “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financial covenants that would restrict our operations.

Our ability to access international capital and lending markets may be restricted at a time when we would like, or need, to do so, especially during times of increased volatility and reduced liquidity in global financial markets and stock markets, including due to policy changes and regulatory restrictions, which could limit our ability to raise funds. For example, capital markets transactions we undertake, such as potential IPOs, spin-offs and other financings of certain of our subsidiaries, are subject to market and economic conditions in China and globally. In addition, in response to increasing inflation, the United States Federal Reserve, along with central banks around the world, has adopted tightened monetary policies through raising interest rates or signaling expected interest hikes, which could significantly increase borrowing costs for companies. While we have been able to secure financing at similar cost range, there can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all in the future. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities, including issuances of share-based awards under our equity incentive plans, could result in significant dilution to our existing shareholders.

We are subject to interest rate risk in connection with our indebtedness.

We are exposed to interest rate risk related to our indebtedness. The interest rates under certain of our offshore credit facilities are based on forward-looking Secured Overnight Financing Rate, or SOFR. As a result, the interest expenses under our bank borrowings will be subject to the potential impact of any fluctuation in SOFR. Any increase in SOFR could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows. Our Renminbi-denominated bank borrowings are also subject to interest rate risk. Although from time to time, we use hedging transactions in an effort to reduce our exposure to interest rate risk, these hedges may not be effective.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance to cover certain potential risks and liabilities, such as property damage, business interruptions, public liabilities and product liability insurance for certain businesses we operate. However, insurance companies in China and other jurisdictions in which we operate may offer limited business insurance products or we may not be able to obtain such insurance on favorable terms. As a result, we do not maintain insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain product liability insurance for products and services transacted on our marketplaces or other businesses we operate, and our rights of indemnity from the merchants in our ecosystem may not adequately cover us for any liability we may incur.

We also do not maintain key-man life insurance. This potentially insufficient coverage could expose us to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Corporate Structure

The Alibaba Partnership limits the ability of our shareholders to nominate and elect directors.

Our Articles of Association allow the Alibaba Partnership to nominate or, in limited situations, appoint a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion) to nominate or appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors.

This governance structure limits the ability of our shareholders to influence corporate matters, including any matters determined at the board level. In addition, the nomination right granted to the Alibaba Partnership will remain in place for the life of the Alibaba Partnership unless our Articles are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity of our shareholders to receive a premium for the ADSs and/or Shares they hold, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles of Association after our conversion to primary listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules and the Takeovers Codes.

The interests of the Alibaba Partnership may conflict with the interests of our shareholders.

The nomination and appointment rights of the Alibaba Partnership limit the ability of our shareholders to influence corporate matters, including any matters to be determined by our board of directors. The interests of the Alibaba Partnership may not coincide with the interests of our shareholders, and the Alibaba Partnership or its director nominees may make decisions with which they disagree, including decisions on important topics such as compensation, management succession, acquisition strategy and our business and financial strategy. Since the Alibaba Partnership will continue to be largely comprised of members of our management team, the Alibaba Partnership and its director nominees, consistent with our operating philosophy, may focus on the long-term interests of participants in our ecosystem at the expense of our short-term financial results, which may differ from the expectations and desires of shareholders unaffiliated with the Alibaba Partnership. To the extent that the interests of the Alibaba Partnership differ from the interests of any of our shareholders, our shareholders may be disadvantaged by any action that the Alibaba Partnership may seek to pursue.

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs. In addition, provisions of the convertible senior notes could also discourage an acquisition of us by a third party.

Our Articles of Association contain certain provisions that could limit the ability of third parties to acquire control of our company, including:

•	a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series;

•	a provision that a business combination, if it may adversely affect the right of the Alibaba Partnership to nominate or appoint a simple majority of our board of directors, including the protective provisions for this right under our Articles, shall be approved upon vote of shareholders representing at least 95% of the votes in person or by proxy present at a shareholders meeting; and

•	a classified board with staggered terms that will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of delaying, preventing or deterring a change in control and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or Shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or Shares. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles of Association after our conversion to primary listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules and the Takeovers Codes.

In addition, certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible senior notes may require us to repurchase all or a portion of their notes. We may also be required to increase the rate for conversions in connection with certain fundamental corporate changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs that have substantive business operations in China.

We are incorporated in the Cayman Islands with no business operations. We conduct substantially all of our operations in China through our subsidiaries and the VIEs. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs due to current PRC laws and regulations restricting foreign ownership and investment. As a result, we provide services that may be subject to such restrictions in the PRC through the VIEs, and we operate our businesses in the PRC through certain contractual arrangements with the VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs.

If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulations on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties, or be forced to relinquish our interests in the operations of the VIEs, which would materially and adversely affect our business, financial results, trading prices of our ADSs, Shares and/or other securities.

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunication services, which include the operations of ICPs, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, operate our Internet businesses and other business in China, including Internet information services, which are critical to our business, through a number of PRC incorporated VIEs. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Telecommunications and Internet Information Services — Regulation of Telecommunications Services” and “— Regulation of Foreign Investment” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

We and, through us, our shareholders do not own any equity interests in these VIEs. The equity interests of the VIEs are generally held by PRC limited liability companies, which in turn are indirectly held (through a layer of PRC limited partnerships) by selected members of the Alibaba Partnership or our management who are PRC citizens. Please also see “Item 4. Information on the Company — C. Organizational Structure” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Contractual arrangements between us and the VIEs and their equity holders give us effective control over each of the VIEs and enable us to obtain substantially all of the economic benefits arising from the VIEs as well as to consolidate the financial results of the VIEs in our results of operations. Although we believe the structure we have adopted is consistent with longstanding industry practice, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

In the opinion of Fangda Partners, our PRC counsel, the ownership structures of our representative VIEs and the corresponding subsidiaries in China do not and will not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between the representative VIEs, the corresponding subsidiaries and the respective equity holders of the representative VIEs governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and will not violate any applicable PRC law, rule or regulation currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. In addition, such laws, rules and regulations could change or be interpreted differently in the future.

Contractual arrangements in relation to VIEs have not been tested in a court of law, and it is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what they would provide. Please also see “— Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.”

If we or any of the VIEs are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, we could be subject to severe penalties. The relevant PRC regulatory authorities would have broad discretion to take action in dealing with these violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the VIEs, requiring us to discontinue or restrict our operations, restricting our right to collect revenue, blocking one or more of our websites, requiring us to restructure our operations or taking other regulatory or enforcement actions against us. The imposition of any of these measures could result in a material adverse effect on our ability to conduct all or any portion of our business operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of any of the VIEs or otherwise separate from any of these entities and if we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements. Any of these events would have a material adverse effect on our business, financial condition and results of operations, as well as cause the trading prices of our ADSs and Shares to significantly decline or become worthless.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its implementing rules and other regulations and how they may impact the viability of our current corporate structure, business, financial condition and results of operations.

The VIE structure has been adopted by many China-based companies, including us and certain of our equity method investees, to obtain and maintain licenses and permits necessary to operate in industries that currently are subject to restrictions on or prohibitions for foreign investment in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft PRC Foreign Investment Law, according to which, VIEs that are controlled via contractual arrangements would be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the 2019 PRC Foreign Investment Law. In December 2019, the State Council of the PRC promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate upon relevant provisions of the 2019 PRC Foreign Investment Law. The 2019 PRC Foreign Investment Law and the Implementing Rules both became effective on January 1, 2020 and replaced major former laws and regulations governing foreign investment in the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Foreign Investment” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. As the 2019 PRC Foreign Investment Law has a catch-all provision that broadly defines “foreign investments” as those made by foreign investors in China through methods as specified in laws, administrative regulations, or as stipulated by the State Council of the PRC, relevant government authorities may promulgate additional rules and regulations as to the interpretation and implementation of the 2019 PRC Foreign Investment Law. In particular, there can be no assurance that the concept of “control” as reflected in the 2015 Draft PRC Foreign Investment Law, will not be reintroduced, or that the VIE structure adopted by us will not be deemed as a method of foreign investment by other laws, regulations and rules.

Furthermore, on December 19, 2020, the NDRC and the MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. There are great uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures. Accordingly, there are substantial uncertainties as to whether the VIE structure adopted by us may be deemed as a method of foreign investment in the future. If the VIE structure adopted by us were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “Negative List” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Our contractual arrangements may not be as effective in providing control over the VIEs as direct ownership.

We rely on contractual arrangements with the VIEs to operate part of our Internet businesses in China and other businesses in which foreign investment is restricted or prohibited. We and, through us, our shareholders do not own any equity interests in these VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs.

If we had direct ownership of the VIEs, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the VIEs and the VIE equity holders to perform their obligations in order to exercise our control over the VIEs. The VIE equity holders may have conflicts of interest with us or our shareholders, and they may not act in our best interests or may not perform their obligations under these contracts. Pursuant to the call options, we may replace the equity holders of the VIEs at any time pursuant to the contractual arrangements. However, if any equity holder is uncooperative in the replacement of the equity holders or there is any dispute relating to these contracts that remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and arbitral or judicial agencies, which may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. See “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.” Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.

If the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce the arrangements. Although we have entered into call option agreements in relation to each VIE, which provide that we may exercise an option to acquire, or nominate a person to acquire, ownership of the equity in that entity or, in some cases, its assets, to the extent permitted by applicable PRC laws, rules and regulations, the exercise of these call options is subject to the review and approval of the relevant PRC governmental authorities. We have also entered into equity pledge agreements with the equity holders with respect to each VIE, including the general partners and limited partners of the PRC limited partnerships that indirectly hold the VIEs under the Enhanced VIE Structure, to secure certain obligations of the VIE or its equity holders to us under the contractual arrangements. In addition, the enforcement of these agreements through arbitral or judicial agencies, if any, may be costly and time-consuming and will be subject to uncertainties in the PRC legal system. Moreover, our remedies under the equity pledge agreements are primarily intended to help us collect debts owed to us by the VIEs or the VIE equity holders under the contractual arrangements and may not help us in acquiring the assets or equity of the VIEs.

In addition, with respect to the VIEs that are directly owned by individuals, although the terms of the contractual arrangements provide that they will be binding on the successors of the VIE equity holders, as those successors are not a party to the agreements, it is uncertain whether the successors in case of the death, bankruptcy or divorce of a VIE equity holder will be subject to or will be willing to honor the obligations of the VIE equity holder under the contractual arrangements. If the relevant VIE or its equity holder (or its successor), as applicable, fails to transfer the shares of the VIE according to the respective call option agreement or equity pledge agreement, we would need to enforce our rights under the call option agreement or equity pledge agreement, which may be costly and time-consuming and may not be successful.

The contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Under PRC law, if the losing parties fail to carry out the arbitration awards or court judgments within a prescribed time limit, the prevailing parties may only enforce the arbitration awards or court judgments in PRC courts, which would require additional expense and delay. In the event we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

The VIEs hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate VIE equity holders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIE equity holders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity holder or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

The equity holders, directors and executive officers of the VIEs may have potential conflicts of interest with us.

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. On one hand, the directors and executive officers of the VIEs, including the relevant members of the Alibaba Partnership or our management, must act in good faith and in the best interests of the VIEs and must not use their respective positions for personal gain. On the other hand, as a director or management of our company, the relevant individuals have a duty of care and loyalty to us and to our shareholders as a whole under Cayman Islands law. We control the VIEs through contractual arrangements and the business and operations of the VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as equity holders, directors and executive officers of the VIEs and as our directors or employees.

There can be no assurance that these individual shareholders of the VIEs will always act in our best interests should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. There also can be no assurance that these individuals will ensure that the VIEs will not breach the existing contractual arrangements. If we cannot resolve any of these conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any of these legal proceedings. See “— Any failure by the VIEs or their equity holders to perform their obligations under the contractual arrangements would have a material adverse effect on our business, financial condition and results of operations.”

The contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities. Any pricing adjustment of a related party transaction could lead to additional taxes, and therefore substantially reduce our consolidated net income and the value of your investment.

The tax regime and practices in China are evolving and PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIEs or their equity holders are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or VIEs and/or VIE equity holders could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our net income may be materially reduced if our tax liabilities increase.

Risks Related to Doing Business in the People’s Republic of China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Although we have operating subsidiaries located in various countries and regions, our operations in China currently contribute the large majority of our revenue. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, extent of government involvement, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still managed by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and regulating financial services and institutions.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. Any prolonged slowdown in the economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, including us. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in. Moreover, the PRC government has strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings, which will increase our regulatory compliance costs and may limit or hinder our ability and the ability of our subsidiaries to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements, and the inability of the PCAOB to conduct inspections over our auditor in the future may deprive our investors of the benefits of such inspections.

PricewaterhouseCoopers Zhong Tian LLP, our auditor, is required under U.S. law to undergo regular inspections by the PCAOB. Prior to 2022, the PCAOB was unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a basis comparable to other non-U.S. jurisdictions without approval from the Chinese government authorities, and as we have substantial operations in the PRC, the PCAOB was unable to fully inspect our auditor and its audit work. As a result, investors of our ADSs, Shares and/or other securities did not have the benefit of such inspections. Inspections of auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in China in the past made it more difficult for it to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. Over the past year, PCAOB has increased its scrutiny over the audit work of China-based accounting firms, and imposed penalties on several accounting firms based in mainland China and Hong Kong. Specifically, on May 10, 2023, the PCAOB released inspection reports for two accounting firms in mainland China and Hong Kong, both reports show deficiencies that PCAOB staff believe the audit firms failed to obtain sufficient appropriate audit evidence to support their work on their clients’ financial statements or internal control over financial reporting. Any regulatory scrutiny, penalty or actions to which our auditors are subject, particularly by regulators in the United States, Chinese Mainland or Hong Kong SAR may negatively affect us and cause investors of our ADSs, Shares and/or other securities to lose confidence in the audit procedures of our auditor and our reported financial information and the quality of our financial statements. Moreover, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States.

Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.

In recent years, U.S. regulators have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of the increased regulatory focus in the United States on access to audit information, the United States originally enacted the HFCA Act in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE, or in U.S. over-the-counter markets. On December 29, 2022, the United States enacted the Consolidated Appropriations Act, 2023, which amended the HFCA Act to require the SEC to prohibit an issuer’s securities from trading in the United States if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong. Subsequently on August 22, 2022, the SEC added us to its conclusive list of issuers identified under the HFCA Act, or Commission-Identified Issuers, following the filing of our annual report on Form 20-F with the SEC on July 26, 2022, indicating that it has determined that Alibaba Group filed an annual report with an audit report by a registered public accounting firm, whose audit work papers cannot be fully inspected or investigated by the PCAOB for the fiscal year ended March 31, 2022. With the above identification, 2022 was a “non-inspection” year for our company.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step towards opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong. Following that, on December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we were not identified as a Commission-Identified Issuer following the filing of our annual report in 2023, and as of the date hereof, we have not been and do not expect to be identified as a Commission-Identified Issuer following the filing of our annual report in 2024. However, it is uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in the future, which ability depends on a number of factors beyond our, and our auditor’s, control, including the uncertainties surrounding the relationship between China and the United States. If in the future the PCAOB finds that it is unable to completely inspect and investigate registered public accounting firms headquartered in Chinese mainland or Hong Kong, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act, and we may be identified as a Commission-Identified Issuer again. In accordance with the HFCA Act as amended by the Consolidated Appropriations Act, 2023, if the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, for two consecutive years, our securities (including our ADSs and Shares) would be delisted from the NYSE and will be prohibited from trading on other U.S. stock exchanges and “over-the-counter” in the U.S. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The risk and uncertainty associated with delisting of our securities or other anticipated negative impacts of the HFCA Act upon and investor sentiment towards China-based companies listed in the United States would have a negative impact on the price of our ADSs and Shares, and may significantly affect our ability to raise capital in the future, which would have a material adverse impact on our business, financial condition, and prospects.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 and its implementing rules require PRC residents to register with banks designated by local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with the PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.”

We notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation, and pursuant to the former SAFE Circular 75, we filed the above-mentioned foreign exchange registration on behalf of certain employee shareholders who we know are PRC residents. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners, and there can be no assurance that all of our PRC-resident beneficial owners will comply with relevant SAFE regulations. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject the beneficial owners or our PRC subsidiaries to fines and legal sanctions.

Furthermore, since it is unclear how those SAFE regulations, and any future regulation concerning offshore or cross-border transactions, will be further interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our or our subsidiaries’ employee equity incentive plans may subject the PRC participants in the plans, us or our overseas and PRC subsidiaries to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may, prior to the exercise of an option, submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers, other employees and those of our subsidiaries’ who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and whom we or our overseas listed subsidiaries have granted RSUs, options or restricted shares, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, to apply for the foreign exchange registration. According to those regulations, employees, directors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of the overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations or comply with other related PRC regulations in the process may subject them to fines and legal sanctions and may also limit their ability to make payment under the relevant equity incentive plans or receive dividends or sales proceeds related thereto in foreign currencies, or may limit our ability and the ability of our subsidiaries to contribute additional capital into the domestic subsidiaries in China and limit the ability of the domestic subsidiaries of us and our subsidiaries to distribute dividends to us and our subsidiaries. We and our subsidiaries also face regulatory uncertainties under PRC law that could restrict our ability or the ability of our overseas listed subsidiaries to adopt additional equity incentive plans for our directors and employees who are PRC citizens or who are non-PRC citizens residing in the PRC for a continuous period of not less than one year, subject to limited exceptions.

In addition, the State Taxation Administration of the PRC, or the STA, has issued circulars concerning employee RSUs, share options or restricted shares. Under these circulars, employees working in the PRC whose RSUs or restricted shares vest, or who exercise share options, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee RSUs, share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their RSUs, share options or restricted shares. Although we and our overseas listed subsidiaries currently withhold individual income tax from our PRC employees in connection with the vesting of their RSUs and restricted shares and their exercise of options, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their individual income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities.

We rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries in China.

We are a holding company and rely to a significant extent on dividends, loans and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service outstanding debt and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances, including loans, to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of March 31, 2024, these restricted net assets totaled RMB317.0 billion (US$43.9 billion).

P4P services are considered, in part, to involve Internet advertisement, which subjects us to other laws, rules and regulations as well as additional obligations.

The Administrative Measures for Internet Advertising promulgated by the SAMR apply to any commercial advertising that directly or indirectly promotes goods or services through Internet media in any form including paid-for search results. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation of Advertising Services” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

There exist substantial uncertainties with respect to the interpretation and implementation in practice of the Administrative Measures for Internet Advertising by various government authorities. We derive a significant amount of our revenue from P4P services and other related services. Our P4P services and other related services may be considered to, in part, involve Internet advertisement. We may incur additional taxes in connection with our P4P and other related services. Moreover, PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating an advertising business. In addition, the Administrative Measures for Internet Advertising require paid-for search results to be clearly distinguished from organic search results so that consumers will not misunderstand the nature of these search results. Therefore, we are obligated to distinguish from others the merchants who purchase the above-mentioned P4P and related services or the relevant listings by these merchants. Complying with these requirements, including any penalties or fines for any failure to comply, may significantly reduce the attractiveness of our platforms and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising operators and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Administrative Measures for Internet Advertising, we are required to take steps to monitor the content of advertisements displayed on our platforms. This requires considerable resources and time, and could significantly affect the operation of our business, while also subjecting us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including fines or any other penalties for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our P4P and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, as amended, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The STA issued Circular 82 on April 22, 2009, which was further amended on December 29, 2017. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the PRC Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to foreign investors and gains on the sale of our ADSs and/ or ordinary shares by our foreign investors may become subject to PRC taxation.

Under the PRC Enterprise Income Tax Law and its implementation regulations, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have an establishment or place of business but the dividends are not effectively connected with the establishment or place of business, to the extent these dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Similarly, any gain realized on the transfer of shares of a PRC resident enterprise by these investors is also subject to PRC tax at a current rate of 10%, subject to any exemption set forth in relevant tax treaties. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized by the non-resident enterprise investors from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and as a result be subject to PRC taxation. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Tax Regulations — PRC Enterprise Income Tax” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our ADSs and/or ordinary shares by these investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties. It is unclear if we or any of our subsidiaries established outside of China are considered a PRC resident enterprise, whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas and claim foreign tax credit if applicable. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by these investors are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

Chinese companies operating in the high-technology and software industry that meet relevant requirements may qualify for three main types of preferential treatment, which are high and new technology enterprises, software enterprises and key software enterprises within the scope of the PRC national plan. For a qualified high and new technology enterprise, the applicable enterprise income tax rate is 15%. The high and new technology enterprise qualification is re-assessed by the relevant authorities every three years. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year tax exemption beginning from the first profit-making calendar year and a 50% tax reduction for the subsequent three consecutive calendar years. The software enterprise qualification is subject to an annual assessment. A qualified encouraged key software enterprise is entitled to a five-year enterprise income tax exemption beginning from the first profit-making calendar year and its applicable enterprise income tax rate for the following calendar year is 10%. The key software enterprise qualification is subject to an annual assessment.

A number of our China operating entities enjoy these preferential tax treatments. There is no guarantee that these entities will be able to renew or maintain the above-mentioned qualifications when such qualifications expire or be able to meet new requirements under continuously evolving rules concerning preferential tax treatments, and if any of our China operating entities fails to do so, it will not be able to continue to enjoy the preferential tax treatments. For example, certain of our subsidiaries did not obtain the key software enterprise status for calendar years 2022 and 2023. The discontinuation of any of the various types of preferential tax treatment we enjoy could materially and adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — PRC Income Tax” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company.

On February 3, 2015, the STA issued Bulletin 7, which has been further amended by Bulletin 37, issued by the STA on October 17, 2017 and amended on June 15, 2018. Pursuant to these bulletins, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from this indirect transfer may be subject to PRC enterprise income tax.

There are uncertainties as to the application of Bulletin 7 and Bulletin 37. Bulletin 7 may be determined by the tax authorities to be applicable to some of our offshore restructuring transactions or sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and the transferees may be subject to withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable capital gains of the transactions under Bulletin 7, our income tax costs associated with potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

Regulations on currency exchange or outbound capital flows may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or VIEs. Currently, our PRC subsidiaries, that are foreign invested enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have enhanced supervision and regulations on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

•	investments through enterprises established for only a few months without substantive operations;

•	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;

•	investments in targets that are unrelated to the onshore parent’s main business; and

•	investments with abnormal sources of Renminbi funding suspected to involve illegal transfer of assets or illegal operation of underground banking.

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which, among other things may simplify administrative procedures, reinforces authenticity and compliance verification of outbound investment transactions. In addition, the Outbound Investment Sensitive Industry Catalog (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which may subject us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future regulations on currency exchange or outbound capital flows may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we have incurred or may incur outside of China, including our outstanding senior notes and other debt securities we may offer in the future, repurchase shares or pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by governments. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases or cuts by the Federal Reserve, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government. In August 2019, the U.S. Treasury Department announced that it labelled China a “currency manipulator,” which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Any actions taken by the U.S. Treasury Department in this regard as well as China’s possible responses could result in greater fluctuation of the Renminbi against the U.S. dollar.

A substantial percentage of our revenues and costs are denominated in Renminbi, and a significant portion of our financial assets are also denominated in Renminbi while the majority of our debt is denominated in U.S. dollars. Any significant fluctuations in the value of the Renminbi may materially and adversely affect our liquidity and cash flows. If we decide to convert our Renminbi into U.S. dollars for the purpose of repaying principal or interest expense on our outstanding U.S. dollar-denominated debt, repurchasing shares, making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. In addition, the revenues and costs of certain of our international businesses are denominated in local currencies. Fluctuations in exchange rates of these currencies may have a material adverse effect on our financial condition and results of operations. From time to time we enter into hedging activities with regard to exchange rate risk. There can be no assurance that our hedging activities will fully mitigate these risks or mitigate any risk at all or that our counterparties will be able to perform their obligations, and in addition hedging activities may result in greater volatility in our financial results.

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.

PRC laws and regulations in relation to the share issuance and listing of Chinese companies overseas have been evolving. On July 6, 2021, the relevant PRC authorities issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which called for strengthening the administration over illegal securities activities and enhancing the supervision on overseas listings by Chinese companies. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. There are substantial uncertainties as to the interpretation and implementation of these recently promulgated laws and regulations. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of Chinese mainland, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council.

PRC regulatory authorities have also promulgated laws and regulations relating to cybersecurity review of Chinese companies listing overseas. According to the Revised Cybersecurity Review Measures, any network platform operator possessing over one million users’ individual information must apply for cybersecurity review before listing abroad. As we may conduct follow-on offerings and our subsidiaries may seek listing overseas in the future, we and our subsidiaries may be required to apply for cybersecurity review in accordance with the Revised Cybersecurity Review Measures before offerings and listings, as applicable. Failure to comply with these laws and regulations may subject us or our subsidiaries to penalties including fines, suspension of business, prohibition against new user registration and revocation of required licenses. These new and evolving regulatory requirements could significantly increase our regulatory compliance costs, and it is uncertain whether we can, or how long it will take us to, obtain the relevant approval or complete the relevant reviews and filings for any offshore offerings, which would limit or hinder our ability to continue to offer securities to investors and the ability of our subsidiaries to seek IPOs or continue to offer securities to investors. Any uncertainties or negative publicity regarding such approval, reviews and filings could materially and adversely affect our business, prospects, reputation, and the trading prices of our ADSs and/or Shares.

In addition, on February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality Provisions, which took effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities service providers. In the event that such materials contain state secrets or working secrets of government agencies, companies shall first obtain approval from and file with relevant authorities. Any enterprise or individual that violates laws and regulations governing the protection of state secrets and archives administration in overseas securities offering and listing activities by Chinese enterprises may be subject to administrative or criminal liabilities. See “Item 4. Information on the Company — B. Business Overview — Regulation — Other Regulations — Regulation of Overseas Listing” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

Risks Related to Our ADSs and Shares

The trading prices of our ADSs and Shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our ADSs and/or Shares.

The trading prices of our ADSs and Shares have been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on the NYSE in fiscal year 2024 were US$102.74 and US$68.05, respectively. Likewise, the high and low closing prices of our Shares on the Hong Kong Stock Exchange during fiscal year 2024 were HK$99.30 and HK$65.45, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or Shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or Shares. In addition to market and industry factors, the prices and trading volumes for our ADSs and/or Shares may be highly volatile for specific reasons, including:

•	variations in our results of operations or earnings that are not in line with market or securities research analyst expectations or changes in financial estimates by securities research analysts;

•	regulatory developments, including new laws and regulations issued and the overall trend of government enforcement actions;

•	macroeconomic environment, including long-term and short-term fiscal and monetary policies;

•	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or securities research analysts;

•	announcements made by us or our competitors of new product and service offerings, technologies, acquisitions, strategic relationships, joint ventures or capital commitments;

•	media and other reports, whether or not comprehensive or true, about our business, our lead founder Jack Ma or other directors and management, Ant Group or our ecosystem participants, changes in our corporate structure, capital markets and other financing transactions, including negative reports published by short sellers, regardless of their veracity or materiality to us;

•	litigation and regulatory allegations, inspections, investigations, proceedings or enforcements that involve us or our ecosystem participants, including our third-party service providers, such as our professional service providers including financial institutions, accountants, auditors, legal counsel and other professional service providers;

•	changes in pricing or other business practices we or our competitors adopt;

•	additions to or departures of our management or other key personnel;

•	actual or perceived general industry, regulatory, economic and business conditions and trends in China and globally, due to various reasons, including changes in geopolitical landscape;

•	some investors or analysts may invest in or value our ADSs and/or Shares based on the economic performance of the Chinese economy, which may not be correlated to our financial performance;

•	the inclusion, exclusion, or removal of our ADSs and/or Shares from market indices;

•	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;

•	fluctuations of exchange rates among the Renminbi, the Hong Kong dollar and the U.S. dollar;

•	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or Shares or other equity or equity-linked securities, or issuance of ADSs or Shares upon conversion of the convertible senior notes.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or Shares. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the technology industry, to unsustainable levels. These market fluctuations may significantly affect the trading prices of our ADSs and/or Shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. We were named as a defendant in certain purported shareholder class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings – Shareholder Class Action Lawsuits” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, as updated by Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on October 25, 2024. The litigation process of defending against such lawsuits may utilize a material portion of our cash resources and divert management’s attention from our day-to-day operations, all of which could harm our business. If adversely determined, such class action suits may have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs, Shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or Shares to decline significantly.

Sales of our ADSs, Shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Shares to decline significantly. All of our Shares trading on the Hong Kong Stock Exchange and Shares represented by ADSs are freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Shares held by our affiliates and other shareholders are also available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise.

According to public disclosure by SoftBank, SoftBank has monetized a significant amount of the Shares it owns in us through forward contracts. The amount of our shares that SoftBank owns could decrease upon settlement of forward contracts. SoftBank could continue to pledge, monetize or sell more of our ADSs or Shares in the future. If SoftBank divests significant amounts of our ADSs, or further engages in derivative or other financing arrangements with respect to a significant amount of our ADSs or Shares, the price of our ADSs and/or Shares could decline significantly. News, market rumors or speculations about any SoftBank’s plans to divest our shares could also negatively affect the price of our ADS and/or Shares. Additional divestitures in the future of our ADSs and/or Shares by shareholders, announcements of any plan to divest our ADSs and/or Shares, or hedging activities by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could also cause the price of our ADSs and/or Shares to decline.

Conversion of the convertible senior notes may dilute the ownership interest of our existing shareholders and ADS holders.

The conversion of some or all of our convertible senior notes will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any conversion of the convertible senior notes into ordinary shares or ADSs could depress the market price of our ordinary shares and ADSs if such ordinary shares or ADSs are sold into the secondary market. While we have entered into capped call transactions to reduce the potential dilution with respect to our ordinary shares and ADSs upon such conversion and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes, such strategy with respect to the capped call transactions is subject to the risks described below, under “— The capped call transactions may affect the market price of the ADSs” and “— We are subject to counterparty risk with respect to the capped call transactions.” Furthermore, if the market price of our ADSs exceeds the cap price of the capped call transactions at maturity of the convertible senior notes, the number of ADSs we would get upon exercising the capped call would be less than what should be delivered to the noteholders, and thus there would nevertheless be dilution upon conversion of the convertible senior notes at maturity. Moreover, if we are to settle the capped call in cash, there would be no ADSs delivered to us and there may also be dilution upon conversion of the convertible senior notes. In addition, if a portion of the capped call transactions are terminated early in connection with an early conversion of a portion of the convertible senior notes and the difference between the market price and the conversion price of our ADSs at such time exceeds the allocable amount per ADS that we receive as a termination payment in respect of such early termination, there would still be dilution upon conversion of such convertible senior notes.

The capped call transactions may affect the market price of our ordinary shares and ADSs.

We have entered into privately negotiated capped call transactions with the option counterparties in connection with the convertible senior notes. The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares represented thereby upon any conversion of the convertible senior notes and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes, with such reduction and/or offset subject to a cap.

The option counterparties or their respective affiliates have established and may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the convertible senior notes or other securities of ours and/or purchasing or selling the ADSs, the convertible senior notes or other securities of ours in secondary market transactions prior to the maturity of the convertible senior notes (and are likely to do so following any conversion of the convertible senior notes, repurchase of the convertible senior notes by us, in each case, if we opt to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of our ADSs and other securities will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the ADSs or other securities of ours. In addition, any of the option counterparties may choose to engage in, or to discontinue engaging in, any of these transactions with or without notice at any time, and its decisions will be in its sole discretion and not within our control. Moreover, if any such capped call transaction fails to become effective, the capped call option counterparty thereto and/or its respective affiliate may unwind its hedge positions with respect to such transaction, which could adversely affect the price of our ADSs and other securities.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties of the capped call transactions we have entered into in connection with our convertible senior notes are financial institutions, and we will be subject to the risk that one or more of the option counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. If any capped call option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under such transaction. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our ADSs increases. In addition, upon a default or other failure to perform, or a termination of obligations, by a capped call option counterparty, we may suffer more dilution than we currently anticipate with respect to the ADSs and the underlying ordinary shares. We can provide no assurances as to the financial stability or viability of the option counterparties.

Changes to our shareholder return initiatives may adversely affect the trading prices of our ADSs and Shares.

We have implemented shareholder return initiatives through share repurchases and dividends. We continually assess our shareholder return initiatives based on a number of factors, including without limitation, business fundamentals, capital requirements and financial conditions, and may adjust our shareholder return initiatives from time to time.

Adjustments to our shareholder return initiatives that result in any reduction in share repurchases or dividends may harm our reputation and investor confidence in us, which could adversely affect the trading prices of our ADSs, Shares or other securities.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

Since our listing in Hong Kong in 2019, we have consistently been one of the most actively-traded companies on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, since our listing in Hong Kong in 2019, investors have been converting our ADSs into Shares listed in Hong Kong and vice versa. If our investors convert a significant portion of our ADSs into Shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “— Risks Related to Doing Business in the People’s Republic of China — Our ADSs will be delisted and our ADSs and shares prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, if the PCAOB is unable to inspect or investigate completely auditors located in China.” See also “— Risks Related to Our Business and Industry — Changes in national trade or investment policies and barriers to trade or investment, and any ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.” If an active trading market of our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows certain mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. Our ordinary shares, which trade on the Hong Kong Stock Exchange, have been included in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs since September 10, 2024, so that eligible investors in mainland China now have access to the trading of our ordinary shares. If our ordinary shares subsequently become ineligible for or are removed from any of the Stock Connect programs, the market price and liquidity of our ordinary shares, our ADSs or our other securities could be materially and adversely affected.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and Shares.

As a dual-listed company, we are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, transaction costs and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of other securities listed in Hong Kong generally or to the same extent, or vice versa.

We may in the future conduct a public offering and listing of our equity securities in Shanghai or Shenzhen, which may result in increased regulatory scrutiny and compliance costs as well as increased fluctuations in the prices of our ADSs and Shares.

We may conduct a public offering and/or listing of our equity securities on a stock exchange in Shanghai or Shenzhen in the future. We have not set a specific timetable or decided on any specific form for an offering in Shanghai or Shenzhen and may not ultimately conduct an offering and listing. The precise timing of the offering and/or listing of our equity securities in Shanghai or Shenzhen would depend on a number of factors, including relevant regulatory developments and market conditions. If we complete a public offering or listing in Shanghai or Shenzhen, we would become subject to the applicable laws, rules and regulations governing public companies listed in Shanghai or Shenzhen, in addition to the various laws, rules and regulations that we are subject to in the United States and Hong Kong as a dual-listed company. The listing and trading of our equity securities in multiple jurisdictions and multiple markets may lead to increased compliance costs for us, and we may face the risk of significant intervention by regulatory authorities in these jurisdictions and markets.

In addition, under current PRC laws, rules and regulations, the ADSs and Shares, will not be interchangeable or fungible with any equity securities we may decide to list on a stock exchange in Shanghai or Shenzhen, and there is no trading or settlement between either the NYSE or the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen. Furthermore, the NYSE, the Hong Kong Stock Exchange and stock exchanges in Shanghai or Shenzhen have different trading characteristics and investor bases, including different levels of retail and institutional participation. As a result of these differences, the trading prices of our ADSs and Shares, accounting for the ADS ratio, may not be the same as the trading prices of any equity securities we may decide to offer and/or list in Shanghai or Shenzhen. The issuance of a separate class of shares and fluctuations in its trading price may also lead to increased volatility in, and may otherwise materially decrease, the prices of our ADSs and Shares.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the U.S. DoJ, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

We are incorporated in the Cayman Islands and conduct a substantial portion of our operations in China through our subsidiaries and the VIEs. Most of our directors and substantially all of our executive officers reside outside the United States and Hong Kong and a substantial portion of their assets are located outside of the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs and Shares) to bring an action against us or against these individuals in the Cayman Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong or Chinese mainland, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our Memorandum and Articles of Association, and by the Companies Act as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less-developed body of securities laws than the United States and Hong Kong and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

Our Articles provide that in the event that any shareholder initiates or asserts any claim or counterclaim against us, or joins, offers substantial assistance to or has a direct financial interest in any claim or counterclaim against us, and does not obtain a judgment on the merits in which the initiating or asserting party prevails, then the shareholder will be obligated to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such claim or counterclaim. These fees, costs and expenses that may be shifted to a shareholder under this provision are potentially significant and this fee-shifting provision is not limited to specific types of actions, but is rather potentially applicable to the fullest extent permitted by applicable law.

Our fee-shifting provision may dissuade or discourage our shareholders (and their attorneys) from initiating lawsuits or claims against us or may impact the fees, contingency or otherwise, required by attorneys to represent our shareholders. Fee-shifting provisions such as ours are relatively new and untested. There can be no assurance that we will or will not invoke our fee-shifting provision in any particular dispute, or that we will be successful in obtaining fees if we choose to invoke the provision.

In addition, our Articles are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the minimum shareholding required to requisition an extraordinary general meeting is one-third of the voting rights of our issued shares which are entitled to vote at general meetings, as opposed to the threshold of 10% voting rights in Hong Kong.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including China. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. For example, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States or Hong Kong. Shareholder protection through actions by the SEC, the DOJ and other U.S. authorities also may be limited.

As a foreign private issuer in the United States, we are permitted to and we will, rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the United States. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions for non-management directors; or

•	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the NYSE.

As a foreign private issuer in the United States, we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. We are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2019 and the trading of our Shares on the Hong Kong Stock Exchange commenced on November 26, 2019 under the stock code “9988.” On June 19, 2023, we announced the addition of a Renminbi counter for trading our Shares under the stock code “89988.” We voluntarily converted our secondary listing status to a primary listing status on the Hong Kong Stock Exchange, effective August 28, 2024, and we became subject to certain provisions of the Hong Kong Listing Rules, the Takeovers Codes and the SFO that were previously waived, exempted or not applicable to us as a secondary-listed company on the Hong Kong Stock Exchange. Nevertheless, we have been granted and still enjoy a number of waivers from strict compliance with the Hong Kong Listing Rules and continue to adopt different practices as to those matters, including but not limited to the accounting standards we use to prepare our consolidated financial statements and certain shareholder protection requirements, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those waivers. See “ Exhibit 99.1 – Announcement – Voluntary Conversion to Dual Primary Listing on the Hong Kong Stock Exchange” to our current report on Form 6-K furnished to the SEC on August 23, 2024.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, the minimum notice period required is 21 days for convening an annual general meeting and 14 days for convening an interim general meeting. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their votes with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of our ordinary shares and ADSs.

Under the Deposit Agreement for our ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of our ADSs fail to give voting instructions to the depositary, they cannot prevent our ordinary shares underlying their ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent. However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the distribution consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between ADSs and Shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be or may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year ended March 31, 2024, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined on a quarterly basis) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test. There is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility and decline in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading price of our ADSs and ordinary shares may result in our becoming a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

In addition, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

If we are or were to become a PFIC, there may be adverse United States federal income tax consequences to our shareholders and holders of our ADSs that are United States investors. For example, if we are a PFIC for any taxable year during which any such United States investor holds our ADSs or ordinary shares, such United States investor may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. You are urged to consult your own tax advisors concerning the United States federal income tax consequences of the application of the PFIC rules.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

We have established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

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